

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



02013041

NO ACT
P.E 12.12-01
1-08489

January 24, 2002

Act 1934
Section 14A-8
Rule
Public Availability 1-24-2002

Patricia A. Wilkerson
Vice President and Corporate Secretary
Dominion Resources, Inc.
P.O. Box 26532
Richmond, VA 23261

Re: Dominion Resources, Inc.
Incoming letter dated December 12, 2001

Dear Ms. Wilkerson:

This is in response to your letter dated December 12, 2001 concerning the shareholder proposal submitted to Dominion by Earl Kelley Lane. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Earl Kelley Lane
129 S. Cherry Street
Richmond, VA 23220

Patricia A. Wilkerson
Vice President and Corporate Secretary
120 Tredegar Street, Richmond, VA 23219
Mailing Address: P.O. Box 26532
Richmond, VA 23261



December 12, 2001

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: Dominion Resources, Inc. - Omission of Shareholder Proposal under SEC Rule 14a-8(i)(4) – Personal Grievance; Special Interest and Rules 14a-8(i)(3) and 14a-9 - Violation of Proxy Rules; False and Misleading Statements

Ladies and Gentlemen:

Dominion Resources, Inc. ("Dominion") respectfully requests that the staff of the Division of Corporate Finance concur with our view that we may omit the shareholder proposal and supporting statement referred to below and attached as Exhibit A (the "Proposal") from our proxy statement for our 2002 Annual Meeting of Shareholders, pursuant to Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934, as amended. Dominion also requests that the Staff indicate that it will not recommend any enforcement action to the Securities and Exchange Commission if Dominion omits such Proposal from its proxy statement.

The Proposal

The Proposal is from Mr. Earl Kelley Lane, an individual Dominion shareholder. It includes a resolution urging the board of directors to solicit shareholder approval for any "shareholder rights" plan and to redeem any rights plan not approved by shareholders. Mr. Lane provides a short paragraph in support of his Proposal. However, the balance of his "supporting statement" is unrelated to the Proposal. Rather, it is a recitation of Mr. Lane's special interest, the expansion of Dominion's headquarters that, in Mr. Lane's opinion, "would obstruct and dominate scenic and historic views of the James River." The supporting statement does not explain how the expansion plans for the corporate headquarters relate to a proposal about shareholder rights, other than a vague and contrived link of "management insulation." As discussed below, Mr. Lane has been an outspoken opponent of Dominion's proposed expansion, including testifying at the


Dominion

recent Richmond City Council public hearing that resulted in Dominion receiving unanimous approval for its zoning request. We believe that Mr. Lane's Proposal is founded upon his personal grievance and special interest, and contains false and misleading statements.

Discussion

Dominion believes that it may omit the Proposal under (i) Rule 14a-8(i)(4) because the Proposal relates to a personal grievance or special interest which is not shared by the security holders at large and under (ii) Rule 14a-8(i)(3) and Rule 14a-9 because the Proposal is false and misleading, a violation of the proxy rules.

A. The Proposal relates to a personal grievance or special interest that is not shared by the security holders at large.

Under Rule 14a-8(i)(4), a company may exclude a proposal that "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit… not shared by the other shareholders at large." Exchange Act Release 34-19135 (October 14, 1982) states that the Proposal may be phrased as a general interest but still be excluded if designed to redress a personal grievance, as evidenced by the facts presented. Furthermore, in Exchange Act Release 34-20091 (August 16, 1983) the Commission provided that the personal grievance exclusion was meant to prevent shareholders from abusing the shareholder proposal process for their own personal use. No-action letters offer further support that even if a proponent drafts a proposal that appears to be a proper matter for the shareholder proposal process, if it is clear from the underlying statement and surrounding facts that instead the proponent is using the process as redress for his own personal grievance, it may be omitted. See Sara Lee Corporation (August 10, 2001 – proposal by Mr. Lari Stanton); Phillips Petroleum Company (March 12, 2001); Burlington Northern Santa Fe Corporation (February 1, 2001).

The Proposal from Mr. Lane is clearly related to his personal grievance against Dominion in connection with our proposed expansion of our corporate headquarters. A group of primarily local dissenters has been vocal in opposing the expansion. Mr. Lane's short supporting statement relating to the proposed resolution offers little real support for his proposal, stating only that he "believes shareholders frequently oppose pills when asked in a vote", and noting that such plans can be adopted by a Board at any time. His attempt to tie his Proposal to his personal opposition to our expansion plans by claiming the expansion is evidence of "management insulation" is a thinly veiled tactic to bypass the Commission's rules to promote his own personal agenda in the proxy. The facts support this conclusion, as outlined below.



Mr. Lane has demonstrated publicly his special interest in the headquarters expansion, an interest not shared by the shareholders as a whole. He is one of the leaders of the umbrella group opposing our plans, and is also president of the Save Oregon Hill Organization (a member of such umbrella group) and a resident of Oregon Hill, the neighborhood that claims to be adversely affected by our expansion. We have included for your reference several letters from Mr. Lane to Dominion and city officials in the last five months regarding the rezoning and expansion. We have also enclosed two articles quoting Mr. Lane on his opposition to the expansion and rezoning. Mr. Lane stood in line and testified as a proponent of the rezoning request at a recent City Council public hearing, using satire to make his point. He urged the Council to "stop worrying about history, parks, quality of life and tree huggers." The shareholders at large do not have an interest in whether Mr. Lane's neighborhood views of the James River are affected, and therefore the proxy statement is not the correct venue for his remarks on this issue. Ironically, the rezoning actually established legal protections of the views that had not previously existed.

Also relevant to determining whether the Proposal is related to a personal grievance is the involvement of Mr. Glen Besa. Mr. Besa is the Director of the Virginia branch of the Sierra Club, and was another opponent of the expansion and rezoning. We enclose two e-mails from Mr. Besa. The first was sent to our Corporate Secretary and encloses the Proposal on Mr. Lane's behalf. At the bottom of the e-mail, the attachment file is named "DominionJamesRiver Resolution.doc." This fact demonstrates the real purpose of the resolution. Mr. Besa met this fall with Dominion's environmental specialists concerning our plans for the expanded headquarters. He refused to withdraw his group's opposition to Dominion's plans even after hearing all the evidence of how the new uses of the site would have significant environmental benefits. The site is being transitioned from an industrial paper mill site with air emissions and the risk of water pollutants to an enhanced office complex. Mr. Besa, in his role as a representative of the Sierra Club, indicated that he could not withdraw his opposition because of his friends in Oregon Hill who were concerned about their river views.

The second Besa e-mail was sent to Mr. Bart Naylor, the proponent of another proposal for this year's proxy statement, and copied to Dominion. Mr. Naylor is an active shareholder rights advocate who submitted poison pill proposals to at least four companies last year. In the e-mail sent to Mr. Naylor, Mr. Besa states that "I am assisting some local citizens and another shareholder with a resolution on Dominion's new HQ on the James River." There was no mention of a poison pill resolution. He also referenced Mr. Naylor's inclusion of the "magic" language in his proposal.

It is clear that Mr. Besa helped Mr. Lane in drafting and submitting a shareholder proposal with the "magic" language to comply with the Commission's rules. However, their statements and



actions demonstrate that their focus remains on the expansion of our headquarters. It is interesting to note that Mr. Besa presented Mr. Naylor's 2001 shareholder proposal at this year's annual meeting. While Mr. Naylor's proposal dealt with multiple nominees for each Board seat, Mr. Besa prepared but two short sentences of support for the proposal, and then devoted approximately fifteen sentences to unrelated air pollution issues. We have included for your reference the pertinent part of our annual meeting transcript.

When all the facts are considered, it is clear that the Proposal is merely a tool for introducing a matter that would otherwise be excludable not only because it relates to a personal grievance, but because it relates to ordinary business operations under the proxy rules. The expansion of the corporate headquarters and relocation of certain employees clearly falls under ordinary business operations. See Rule 14a-8(i)(7) (allowing for exclusion of proposal relating to a company's ordinary business operations) and MCI Worldcom, Inc. (April 20, 2000) (proposals related to determination of the location of office or operating facilities excludable as ordinary business operations). Mr. Lane has submitted a proposal of general interest that does not relate to ordinary business operations or his special interest. However, his "supporting statement" addresses his true agenda, his special interest in the proposed expansion. He is abusing the shareholder proposal process by publicly airing his personal grievance about the expansion of Dominion's headquarters. The entire proposal is tainted by this abuse and should be excluded under Rule 14a-8(i)(4).

B. The Proposal violates the Commission's Proxy Rules because it contains false and misleading statements.

A shareholder proposal also may be excluded from a company's proxy materials if the Proposal or supporting statement is contrary to any of the Commission's rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. See Rule 14a-8(i)(3). In proposals where the proponent has abused proxy rules by including irrelevant and/or misleading information, the Commission has permitted companies to exclude such statements pursuant to Rule 14a-9. See Knight-Ridder, Inc. (December 28, 1995) where a majority of the supporting statement for a poison pill proposal was allowed to be excluded because the statements were unrelated to the subject matter of the proposal; General Motors Corporation (March 27, 2001) where portions of the proposal and supporting statement may have been materially false or misleading and had to be deleted or revised. Dominion believes the Proposal may be excluded from its proxy materials because the supporting statement contains numerous false and/or misleading statements.



In the last paragraph of his supporting statement, Mr. Lane states that the proposed expansion of the existing James River facility has resulted in broad-based community opposition to the building plans and that the plans jeopardize Dominion's continued good relations with Richmond area citizens and customers. These statements are false. In fact, Dominion has received broad-based community support for its plans, receiving the recommendation of the Richmond Planning Staff, the recommendation of the City of Richmond Planning Commission and the unanimous approval on November 26, 2001 from the Richmond City Council. Many civic and business groups applaud the creation of new jobs and revenue for the city. It is also misleading to state that the expansion plans will alienate the citizens and customers of Richmond when their own elected representatives on City Council voted unanimously to eliminate the industrial zoning and endorse the expansion. Several groups of opponents, led by an umbrella group created out of the three associations from Mr. Lane's neighborhood, have opposed the plans for personal reasons, yet overall the expansion should improve, rather than jeopardize, Dominion's good relations with Richmond and its citizens and businesses. Dominion's zoning request actually reduces Dominion's landowner rights. It also eliminates chemical storage tanks, eliminates emission levels from a paper processing plant, and lowers the maximum building height for the property. Dominion's concessions were offered up in effort to respect the nature of the nearby city historic districts.

In addition to being false or misleading, these statements impugn the character and reputation of Dominion and its management. Rule 14a-9 offers examples of what may be considered false and misleading under such Rule, and material which directly or indirectly impugns character, integrity or personal reputation without factual foundation is one such example. Mr. Lane's statement depicts Dominion as a corporate citizen oblivious to the concerns and needs of its fellow citizens and customers, when in fact Dominion has gone out of its way to invite public participation and to offer environmentally-friendly changes to the site. Furthermore, it has acted in a manner that has received widespread support from the business community and elected officials. Therefore, these statements should be excluded.

Mr. Lane also suggests that Dominion's standing in the community is "important for revenue and therefore important to shareholder dividends." While we agree that Dominion's standing in the community is important, it is misleading to suggest that our standing in the community is related to our dividends or that our standing in any way relates to the subject of the Proposal.

Other unsupported and misleading statements note, in sum, that:

- the concentration of management and operational elements at one site would expose our company to unreasonable risks from terrorist attacks as well as other disasters;



- the site is subject to severe flooding;
- a nearby rail line exposes Dominion to catastrophic losses in the event of a train derailment; and
- if any of these disasters occurred, they could affect company operations and dividends.

Mr. Lane describes site conditions that occur in many urban areas – the proximity of rivers and rail lines to corporate headquarters is not unusual. While Mr. Lane has given considerable thought to all of the disasters that could occur at our headquarters, he offers no support for his assumptions. He implies that management has not adequately considered all factors involved in the decision to expand corporate headquarters. In fact, management has considered numerous factors, including the propensity of the land to flooding and security concerns in making its decision to expand the corporate headquarters at the James River site. To suggest otherwise is misleading.

Some facts are that:

- the site has been used for industrial and commercial purposes for over 100 years;
- the first two floors of the new building are being constructed in a manner that allows for the unlikely event of a large flood, minimizing any damage from any flooding that may occur;
- the site is in the same flood area as the rest of the downtown area, and therefore will be included in the early warning system for the City of Richmond, giving Dominion ample notice of any anticipated flooding; and
- trains that pass near our site are generally slow-moving coal trains posing little threat to Dominion's buildings or its geographically dispersed operations.

Finally, the entire last paragraph is misleading and confusing because it is fashioned as a "supporting statement", and therefore presumably is offered in support of the Proposal. However, because these statements are not even remotely connected to the proposed resolution regarding shareholder rights plans they would be confusing for the shareholders at large. A shareholder reading this proposal in a proxy statement would have a difficult time determining whether to urge the board of directors to seek shareholder approval of any rights plans based on the supporting statement. The Commission has consistently held that supporting statements which are unrelated or irrelevant to the proposal itself may be excluded as being misleading in violation of Rule 14a-9. See Bob Evans Farms, Inc. (June 6, 2001); Knight-Ridder, Inc. (December 28, 1995) (significant portion of supporting statement "unrelated to the subject matter of the proposal" were excluded as false and misleading in violation Rule 14a-8(c)(3) – now Rule 14a-8(i)(3)).



The location of corporate headquarters is within Dominion's ordinary business operations, and Mr. Lane's attempts to influence these decisions by masking his special interest as something that is appropriate for the shareholder proposal process has resulted in a misleading, confusing supporting statement. These statements should be excluded.

Conclusion

For the reasons set forth above, we hereby request that the Division of Corporation Finance concur with our view that the Proposal may be omitted and advise us that it will not recommend any enforcement action be taken against us for omitting the Proposal.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, six copies of this letter and the Proposal, including the supporting statement, are enclosed, as well as six copies of all other enclosures and exhibits referred to herein. I have also included six copies of our most recent proxy statement for your convenience. I have mailed a copy of this letter to Mr. Lane, and hereby request that he copy me on any response he may make to the Staff related to the Proposal.
In compliance with Rule 14a-8(j), this letter is submitted at least eighty (80) calendar days prior to Dominion's anticipated date of filing of our definitive proxy statement in connection with the 2002 annual meeting of shareholders.

If you have any questions or need additional information, please call me at (804) 819-2120, or in my absence, Carter Reid, Managing Counsel, at (804) 819-2144.

Sincerely yours,

Patricia A. Wilkerson
Vice President & Corporate Secretary

cc: Mr. Earl Kelley Lane
Mr. Glen Besa

OTHER SUPPORTING MATERIALS REFERRED TO IN OUR LETTER

Dominion Shareholders Resolution

PILL:

Resolved: That shareholders urge that the board of directors will solicit shareholder approval for any "shareholder rights" plan that might be adopted, and that if this approval is not granted in the form of a majority of shares voted, then any rights plan be redeemed.

Supporting Statement:

Shareholder rights plans, sometimes called "poison pills," may be adopted by boards at any time. Our company might redeem a pill, adopt another, and redeem that one, three separate moves, between the time this resolution is filed in the fall of 2001, and the time of the 2002 annual meeting in the spring. Yet I believe shareholders frequently oppose pills when they are asked in a vote. This resolution merely urges the board to secure shareholder approval if and when a pill is put in place by the board.. By adopting a policy that any shareholder rights plan would be ratified by a shareholder vote, our board could demonstrate a commitment to insure the greatest management care for shareholders.

Pills have come to represent management insulation.

The recent controversy over relocation of our company's headquarters, I believe, is a warning sign that our management is insulated. The proposed expansion of the existing James River facility has resulted in broad-based community opposition to building plans that would obstruct and dominate scenic and historic views of the James River, and these plans jeopardize the Company's continued good relations with Richmond area citizens and customers. Since Richmond is a major market, our standing in this community is important for revenue, and therefore important to shareholder dividends. Additionally, in light of the September 11 events in New York City and Arlington, Virginia, this concentration of management and operational elements at one site would expose our company to unreasonable risks from terrorist attacks as well as other disasters. Situated on a narrow stretch of land between the James River and a steep embankment with access by way of only one narrow road, the James River site is highly susceptible to severe flooding. A heavily used CSX rail line on the embankment above the site also exposes the company to catastrophic losses in the event of a train derailment. Both the flooding and a possible derailment are foreseeable events, which if they occurred could severely disrupt company operations and affect shareholder dividends.

EXHIBIT A

Earl Kelley Lane
129 S. Cherry St.
Richmond, VA 23220
November 16, 2001

Corporate Secretary
Patricia Wilkerson
c/o Brenda Long
brenda_long@dom.com
fax: 804-819-2638
c/o invester_relations@dom.com
fax: 804-775-5819
Dominion Resources
120 Tredegar Street
Richmond, VA 23219

Dear Corporate Secretary:

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8). I have owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule (I am a record holder); intend to continue ownership of the requisite value through the forthcoming annual meeting in 2002; and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail 129 S. Cherry St., Richmond, VA 23220.

Your consideration is appreciated,

Sincerely,

Earl Kelley Lane



"GLEN G BESA" <glenbesa@prodigy.net>

11/16/2001 03:45 PM

To: Brenda Long/RICH/VANCPOWER@VANCPOWER
cc:
Subject: Shareholder Resolution

Earl Kelley Lane

129 S. Cherry St.

Richmond, VA 23220

November 16, 2001

Corporate Secretary

Patricia Wilkerson

c/o Brenda Long

brenda_long@dom.com

fax: 804-819-2638

c/o invester_relations@dom.com

fax: 804-775-5819

Dominion Resources

120 Tredegar Street

Richmond, VA 23219

Dear Corporate Secretary:

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8). I have owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule (I am a record holder); intend to continue ownership of the requisite value through the forthcoming annual meeting in 2002; and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail 129 S. Cherry St., Richmond, VA 23220.

Your consideration is appreciated,

Sincerely,

Earl Kelley Lane

Dominion Shareholders Resolution

PILL:
Resolved: That shareholders urge that the board of directors will solicit shareholder approval for any "shareholder rights" plan that might be adopted, and that if this approval is not granted in the form of a majority of shares voted, then any rights plan be redeemed.

Supporting Statement:

Shareholder rights plans, sometimes called "poison pills," may be adopted by boards at any time. Our company might redeem a pill, adopt another, and redeem that one, three separate moves, between the time this resolution is filed in the fall of 2001, and the time of the 2002 annual meeting in the spring. Yet I believe shareholders frequently oppose pills when they are asked in a vote. This resolution merely urges the board to secure shareholder approval if and when a pill is put in place by the board.. By adopting a policy that any shareholder rights plan would be ratified by a shareholder vote, our board could demonstrate a commitment to insure the greatest management care for shareholders.

Pills have come to represent management insulation.

The recent controversy over relocation of our company's headquarters, I believe, is a warning sign that our management is insulated. The proposed expansion of the existing James River facility has resulted in broad-based community opposition to building plans that would obstruct and dominate scenic and historic views of the James River, and these plans jeopardize the Company's continued good relations with Richmond area citizens and customers. Since Richmond is a major market, our standing in this community is important for revenue, and therefore important to shareholder dividends. Additionally, in light of the September 11 events in New York City and Arlington, Virginia, this concentration of management and operational elements at one site would expose our company to unreasonable risks from terrorist attacks as well as other disasters. Situated on a narrow stretch of land between the James River and a steep embankment with access by way of only one narrow road, the James River site is highly susceptible to severe flooding. A heavily used CSX rail line on the embankment above the site also exposes the company to catastrophic losses in the event of a train derailment. Both the flooding and a possible derailment are foreseeable events, which if they occurred could severely disrupt company operations and affect shareholder dividends.


- att1.htm

- DominionJamesRiverResolution.doc



"GLEN G BESA" <glenbesa@prodigy.net>

11/15/2001 04:16 PM

To: Brenda Long/RICH/VANCPOWER@VANCPOWER
cc:
Subject: Re: shareholder resolution

```
Bart,
I am assisting some local citizens and another shareholder with a resolution
on Dominion's new HQ on the James River.  I see the "magic" language in the
letter below.  Did you simply e-mail it or did you also send it return
receipt requested?  Can I speak with you tomorrow about the mechanics of
submission?  Thanks, Glen Besa
----- Original Message -----
From: <Brenda_Long@dom.com>
To: <Bartnaylor@aol.com>
Sent: Wednesday, November 14, 2001 11:21 AM
Subject: Re: shareholder resolution


>
>
> Mr. Naylor
>
> I received your e-mail and have passed it on to Ms. Wilkerson.
> Thanks.
> Brenda
>
>
> |--------+----------------------->
> |        |           Bartnaylor@ao|
> |        |           l.com        |
> |        |                        |
> |        |           11/14/2001   |
> |        |           11:05 AM     |
> |        |                        |
> |--------+----------------------->
>   >-------------------------------------------------------|
>   |                                                       |
>   |       To:      Brenda Long/RICH/VANCPOWER@VANCPOWER   |
>   |       cc:                                             |
>   |       Subject:     shareholder resolution             |
>   >-------------------------------------------------------|
>
>
>
>
>
>
> Nov. 12, 2000
>
> Corporate Secretary
> Patricia Wilkinson
> c/o Brenda Long
> brenda_long@dom.com
> tel: 804.
> fax: 804.819.2638
> c/o investor_relations@dom.com
> fax: 804-775-5819
> Dominion Resources
> 120 Tredegar
> Richmond, Va 23219
>
> Dear Corporate Secretary
>
>     Enclosed, please find a shareholder resolution that I hereby submit
```

under
> the SEC's Rule 14a(8). I have owned the requisite value for the requisite
> time period; will provide evidence of said ownership upon request as
> provided in the federal rule (from a record holder); intend to continue
> ownership of the requisite value through the forthcoming annual meeting in
> 2002; and stand prepared to present the resolution at the forthcoming
> shareholder meeting directly or through a designated agent. Please contact
me
> by mail (1255 N. Buchanan, Arlington, Va. 22205) or email
> (bartnaylor@aol.com).
> Your consideration is appreciated,
> Sincerely,
>
> Bartlett Naylor
>
>
> Invest in Clean Energy
>
> Be it resolved that the Company shall invest in new electrical generation
> capacity from solar, wind and biomass sources to replace approximately one
> percent (1%) of system capacity yearly for the next twenty years with the
> goal of having the company producing twenty percent (20%) of generation
> capacity from clean renewable sources in 20 years.
>
> Supporting Statement:
>
> Utility deregulation demands the Company present a good public image, and
the
> public is demanding progress toward clean energy and a reduction in global
> warming. Electric power utilities currently emit over 30% of the pollution
> that now blankets the earth and causes global climate change.
>
> Efforts must be made to slow down changes in global warming to prevent a
wide
> range of unintended, harmful and costly impacts including but not limited
to
> sea level rise, drought and desertification, other extreme weather
events,
> expansion of tropical diseases, and changes in the biosphere affecting
animal
> and plant life.
>
> Solar, wind and biomass sources do not require the purchase of fossil
fuels.
> As the costs of these non-renewable fuels rise in the future, this
renewable
> generation capacity can achieve a significant return on investment over
the
> long term. A one percent yearly addition to generation capacity allows for
> small pilot facilities to be built and tried as the program and technology
> advances.
>
> Support for this resolution will indicate shareholder desire to gradually
> de-emphasize
> the production of fossil fuels and to support the development of more
> non-polluting,
> environmentally-friendly approaches to energy production. Please vote
'yes'
> for this resolution."
>
>
>
>

Soho

Save Oregon Hill Organization

July 14, 2001

Ms. Gloria L. Freye
Dominion Resources Representative
McGuire Woods LLP
One James Center
901 E. Cary Street
Richmond, Va. 23219-4030

Dear Ms. Freye,

On July 9, 2001, representatives of the Save Oregon Hill Organization (the civic association of the historic Oregon Hill neighborhood) appreciated the opportunity to meet with you and other representatives for Dominion Resources. We were informed that Dominion Resources would be seeking a change in the zoning of their Tredegar Street property, the former James River Paper Company that is on the flood plain directly below the scenic overlooks of Oregon Hill (Riverside) Park. The new zoning desired by Dominion Resources would be a change from M-1 to B-4 zoning, which would allow much more extensive building height in the future. **In fact, with the B-4 zoning in this location, there would be virtually no zoning limit on the height of future buildings, and this zoning would transfer automatically to future buyers of the property.** We were told that, if the change of zoning of this property to B-4 is approved, Dominion Resources intends to demolish two historic factory buildings -- one of which is perhaps the only continuously operating factory in Richmond dating from the 1880s -- and replace these historic structures with office buildings of at least 100 feet in height. We were also informed that, if the change of zoning to B-4 is approved, Dominion's first construction project on this site would be adding another ten foot level to the existing sixty-foot tall parking deck and topping this parking deck with a thirty foot tall commodities trading building for a combined height of over 100 feet. Your representatives reported that, if the change of zoning to B-4 is approved, Dominion Resources' "campus" would eventually have office and parking space for over 1100 workers and that a long row of office buildings of over 100 feet in height would be required to accommodate them. Further, we were informed that there would be no public access to the river on the property. We were not privileged to see any plans or architectural elevation drawings for the proposed projects, and we were not allowed to read the report that we were shown concerning the history of the factory buildings on the site.

A summary of our response to your proposals are as follows:

- **The Oregon Hill neighborhood will strongly oppose any change of the zoning to B-4 at this site without a restriction, legally binding by special zoning restriction or by deed covenant, limiting future building height to 60 feet.** As you know the Oregon Hill Historic District is on the National Register of Historic Places and the Virginia Landmark Register. For centuries Oregon Hill has been famous for its magnificent view of the James River. William Byrd III of the founding family of Richmond chose Oregon Hill for the site of his home, called Belvidere for the good views; the site was said by architect Benjamin Latrobe to possess one of the most magnificent views in all of the colonies. The proposed construction of a series of buildings of over 100 feet in height would create a "brick curtain" with the devastating effect of blocking from the public these magnificent views of the James River and Belle Isle from the scenic Oregon Hill (Riverside) Park overlooks. This proposed construction would also have a serious adverse effect upon the natural views within the James River Park, from Belle Isle, from Woodland Heights, and from the adjacent Hollywood Cemetery. Oregon Hill homes dating from before the Civil War would have their panoramic views and property values impaired. It is not in the public's interest to have these priceless scenic views destroyed by towering office buildings built beside the river's edge. The underlying problem is that Dominion Resources has created a scheme which would impose an excessive density for the site. This riverfront site, directly on the James River and across from the scenic Belle Isle, is unsuitable to accommodate offices for over 1100 employees with all of the resulting traffic, automobile pollution, population pressure, and detrimental building height.
- **The Oregon Hill neighborhood will strongly oppose the demolition of the historic factories on the site.** The 1880s factory building is perhaps the oldest continually occupied factory in Richmond. The historic factories provide an important context for the National Park headquarters at the nearby Tredegar Iron Works, the adjacent James River and Kanawha Canal, and the Oregon Hill Historic District where many of the workers lived. These factories below Oregon Hill provide an important historical context in the same manner that the Superior Warehouse building below Church Hill provides a historical context for that neighborhood. Because of the many historic resources impacted by this site, we ask that you consult with the Va. Dept. of Historic Resources for a review of any construction or demolition proposals. Extensive historic tax credits may be available for restoring these factory buildings.
- **Dominion Resources should allow public access on their property to the James River.** This corporation is benefiting from the enormous public funds being expended to enhance the Richmond riverfront. It is not in keeping with these efforts to exclude public access to this vital portion of the James.

During the debate for energy deregulation in Virginia, Dominion Resources has consistently sent out a message that it truly cares about the public and is interested in quality of life in our state. This proposed development will be closely watched by the public in that regard.

Dominion Resources would show no consideration for its neighbors by pursuing this ill-conceived scheme, which would result in walling off historic Oregon Hill from the cherished scenic views of the James River. Any reasonable person, when using the top of Dominion's existing Riverside Tower as a marker, will conclude that lining Dominion's property with buildings of this height would destroy the spectacular views from Oregon Hill Park of the James River gorge and Belle Isle. With the many other acres of land owned by Dominion Resources in the vicinity, and with the many vacant parcels in Richmond, there are prudent and feasible alternatives to building high office towers directly below the scenic overlooks of Oregon Hill.

We hope to have the opportunity for additional consultations with you.

Sincerely,

Kelley Lane, President
Save Oregon Hill Organization
129 S. Cherry Street
Richmond, Va. 23220
(804) 649-3245

cc: Richmond City Council
Richmond City Planning Commission

Soho

Save Oregon Hill Organization

August 30, 2001

Mr. John M. Fowler, Executive Director
Advisory Council on Historic Preservation

Dear Sir,

I would like to bring to your attention a matter of great urgency. Dominion applied in mid-July for a demolition permit to destroy the Hollywood Mills of the former Albemarle Paper Company on its Tredegar Street property. Research indicates that the Hollywood Mills may be eligible for listing on the National Register of Historic Places. These paper mills date from the 1880s and have been in continuous operation in the production of paper until last month. The Hollywood Mills are the oldest paper factory in Virginia and the last surviving historic paper mills in Richmond. As such, they are the last surviving resource that may be used to interpret the important history of paper making in Richmond. While some of the buildings of the Hollywood Mills have evolved over time to maintain the function of paper production into the modern era, some of the structures, such as the westernmost four-story brick stock and finishing mill from the 1910s, remain unaltered on the exterior. At one time, the Hollywood Mills were the largest producer of blotting paper in the world. Dominion has refused to release its report, which alleges that the Hollywood Mills are not eligible for the National Register.

Simultaneous with applying for a demolition permit for the Hollywood Mills, Dominion has also applied for a change of zoning for the property to B-4 with no height limitation. It has announced plans to build approximately 600,000 sq. feet of office space for 1200 employees. Because the Dominion property is on the edge of the James River, within the flood plain and the boundaries of the Chesapeake Bay Preservation Area, Dominion may in the future need Federal and/or State permits for its proposed development. Indications are that its proposed development would entail a massive disturbance of ground within the Chesapeake Bay Preservation Area, even if Dominion tried to remain within the original footprint of the existing buildings. We also note that Dominion's rezoning map includes an area of approximately 800 feet by 100 feet within the waters of the James River. Additionally, the property is within an Enterprise Zone, which may make Dominion eligible to receive Federal and State financial incentives.

It is pertinent that Dominion's property is in the middle of five sites and districts on the National Register of Historic Places, all of which share a close relationship to the adjacent James River, including: the Oregon Hill Historic District, the Hollywood Cemetery Historic District, the James River and Kanawha Canal Historic District, the Belle Island Historic Site, and the Tredegar Historic Site. The historic Hollywood Mills provide an important context for these adjacent historic districts. So many of the residents of the historic working-class Oregon Hill neighborhood worked at the Hollywood Mills that a walk-bridge was built over the Canal so that they could walk to work. The waters of the Kanawha Canal powered the machinery of the Hollywood Mills. For years, the Hollywood Mills and the Tredegar industrial site were owned by the same entity. Many of the prominent individuals associated historically with the Hollywood Mills and Tredegar are now buried in the Hollywood Cemetery. The Hollywood Mills are now linked by a walk-bridge to the Belle Island Historic Site as part of a continuous canal walk. Dominion's plans for constructing huge office towers in excess of 100 feet would have an adverse effect upon the scenic views from these adjacent historic districts.

Federal Regulations 16 U.S.C. 470 h-2 (k) and Section 106 Regulation 36 CFR Part 800.9 c prohibit a Federal agency from granting a loan, loan guarantee, permit, license or other assistance to an applicant who, with the intent to avoid the requirements of Section 106, has intentionally significantly adversely affected a historic property. Dominion's application for a demolition permit, without a formal determination of eligibility of the Hollywood Mills for listing on the National Register of Historic Places, constitutes an anticipatory demolition for the purpose of avoiding the Section 106 review process.

We ask that the Advisory Council on Historic Preservation notify Dominion that it is advisable that Dominion avoid an anticipatory demolition of the Hollywood Mills and seek a formal determination from the Virginia Department of Historic Resources as to whether the Hollywood Mills are eligible for listing on the National Register of Historic Places.

Thank you for your help in this urgent matter.

Sincerely yours,

Kelley Lane, SOHO President
129 S. Cherry Street
Richmond, VA 23220
(804) 649-3245

Charles Pool, SOHO Representative
421-1/2 S. Laurel Street
Richmond, VA 23220
(804) 788-0359

Copies:
The Richmond City Council
The Richmond City Planning Commission
The Honorable Viola Baskerville
Mr. David G. Brickley, Va. Dept. of Conservation and Recreation
Mr. Thomas E. Capps, CEO Dominion
Ms. Martha Catlin, Advisory Council on Historic Preservation
Mr. Michael D. Clower, Chesapeake Bay Local Assistance Department
Commissioner of Marine Resources, Va. Marine Resources Commission
Mr. Robert Carter, Capital District Virginia Department of Historic Resources
Mr. Claude Cooper, Building Commissioner, City of Richmond
Ms. Gloria Freye, Dominion representative
Col. David L. Hansen, U. S. Corps of Engineers
Mr. Eppa Hunton, William Byrd Branch, Association for the Preservation of Virginia Antiquities
The Honorable Calvin Jamison, Richmond City Manager
Ms. Jennie Knapp, Alliance to Conserve Old Richmond
Ms. Kathleen Kilpatrick, SHPO
The Honorable Dr. Benjamin Lambert
Ms. Cynthia McLeod, NPS
Ms. Gretchen Schneider, Secretary Richmond City Planning Commission
Mr. Dennis Treacy, Va. Department of Environmental Quality
The Honorable Robert Scott
Mr. John Woodward, Richmond Department of Economic Development

Soho

Save Oregon Hill Organization

November 16, 2001

Dear Mayor McCollum and Planning Commission Chair Robertson,

Because notice of Dominion's proposed Special Use Permit was not posted on their property, the City Council hearing on the issue has been postponed until November 26. As reported in the Times-Dispatch [Building foes stage protest. City Council set to defer vote, November 10, 2001], "City officials realized yesterday that they had not given proper notice of the special use permit being requested for the property."

However, the Zoning Administrator also failed to post notice of Dominion's proposed Special Use Permit on their property 15 days before the public hearing held by the Planning Commission on November 5. This failure to properly post notice on the property of the November 5th public hearing on Dominion's proposed Special Use Permit was in violation of Part II - City Code, Chapter 32 -Zoning, Article X - Administration and Enforcement, Division 6 – Special Use Permits, Section 32 – 1050.5 Posting of notice on property:

> It shall be the duty of the City Clerk to notify the Zoning Administrator of every ordinance introduced for the purpose of authorizing issuance of a *special use permit*, and it shall be the duty of the Zoning Administrator to post on the property included in such ordinance to authorize issuance of a *special use permit* at least fifteen (15) days prior to the public hearing to be held with respect thereto, a notice stating the *use* proposed to be made of the property together with the time and place of the public hearing.

Because the legal posting requirements of the Special Use Permit were not met prior to the public hearing of the Planning Commission on November 5, we challenge the legality of the Planning Commission's recommendations and ask that a new hearing on Dominion's proposed Special Use Permit be scheduled before the Richmond City Planning Commission. We ask that the City Council hearing on the Dominion issue scheduled for November 26 be delayed until the Planning commission holds a new hearing. We note that the posting on Tredegar Street leaves blank the time and place of the Planning Commission hearing, so a new posting with this information will be required.

Please let us know the new date at which the City Planning Commission will consider the Special Use Permit of Dominion. Time is of the essence since the City Council is scheduled to hold a hearing on this issue on November 26.

Thank you very much.

Sincerely,

Kelley Lane, SOHO President
129 S. Cherry Street
Richmond, VA 23220
(804) 649-3245

cc: Richmond City Council
Planning Commission
✓Mr. John A. Rupp
Mr. Mark Strickler

Soho

Save Oregon Hill Organization

November 15, 2001

The Honorable John A. Rupp, Esq.
Richmond City Attorney

Dear Mr. Rupp,

On November 5, 2001 the Richmond City Planning Commission considered the issue of a Special Use Permit by Dominion Corporation for the construction of a massive and inappropriate 160 foot building on Tredegar Street. After four Commissioners voiced objections to the height of the proposed building allowed by this Special Use Permit, the Richmond City Manager made the motion to approve this Special Use Permit and voted in favor of its passage.

But, the City Manager does not have the right to vote in the Planning Commission, according to the City Charter Part I, Chapter 5: City Manager, Section 5.06: Relations with boards, commissions and agencies:

> The City Manager shall have the right to attend and participate in the proceedings of, but not to vote in, the meetings of all boards, commissions, or agencies created by this Charter or by ordinance, except the School Board, the Personnel Board, and the Board of Zoning Appeals.

We note that the word **all** in the Charter quote above clearly includes the Planning Commission: ("...but not to vote in, the meetings of **all** boards, and commissions ..."). And as an ex officio member of the Planning Commission, the City Manager is likewise not allowed to make motions. While we acknowledge that Section 17.02 of the Charter authorizes that the City Manager be a member of the City Planning Commission, this section does not overcome the clear voting prohibition of Section 5.06.

The decade-old opinion of the City Attorney asserting that the City Manager may vote on the Planning Commission lacks legal foundation. We expect that this unwarranted practice will immediately cease and that the recent vote on Dominion's Special Use Permit will be re-heard by the Planning Commission without the City Manager voting. If this is not to take place, please let us know at once so that we may take further appropriate legal action.

Thank you for your assistance in this request for information.

Sincerely yours,

Kelley Lane

Kelley Lane, SOHO President
129 S. Cherry Street
Richmond, VA 23220
(804) 649-3245

cc: Members of Council
Planning Commission
Mark Strickler

Soho

Save Oregon Hill Organ[ization]

November 29, 2001

The Honorable John A. Rupp, Esq.
Richmond City Attorney

Dear Mr. Rupp,

On November 26, 2001 the Richmond City Council considered the issue of a Special Use Permit by Dominion Corporation for the construction of a massive and inappropriate 160 foot building on Tredegar Street. An arbitrary time limit of thirty minutes was given to speakers for and against the resolution. There were far more speakers in line to speak against than to speak in favor of the Special Use Permit. While all of those persons who had risen to speak in favor of the Special Use Permit were afforded an opportunity to speak, approximately fifteen citizens, or over half of the persons desiring to speak in opposition to the Special Use Permit, were denied the opportunity to speak. This is verified by many witnesses and a videotape of the proceedings.

But, according to the City Charter, City Council does not have the authority to adopt a Special Use Permit unless **all** persons have an opportunity to be heard. This is unequivocally stated in Part I Charter, Chapter 17, Section 17.11 (b):

> ...No such *special use permit* shall be adopted until ... (2) the Council has conducted a public hearing on an ordinance to authorize such *special use permit* at which the person in interest and all other persons shall have an opportunity to be heard.

We note that the word **all** in the Charter quote above clearly includes those many opponents to the Special Use Permit who were illegally denied the opportunity to be heard at the November 26 public hearing.

We expect this unwarranted practice of arbitrarily limiting the number of persons having an opportunity to be heard at a public hearing for a Special Use Permit will cease immediately. In addition, we expect that Council's illegal vote without a proper public hearing on the Dominion Special Use Permit will be voided, and a new public hearing for Dominion's Special Use Permit will be scheduled before City Council. If this is not to take place, please let us know at once so that we may take further appropriate legal action.

Thank you for your assistance in this request for information.

Sincerely yours,

Kelley Lane, SOHO President
129 S. Cherry Street
Richmond, VA 23220
(804) 649-3245

cc: Members of Council

PART I CHARTER*
CHAPTER 17. PLANNING, ZONING AND SUBDIVISION CONTROL
Sec. 17.11. Uniformity of regulations within a district; special use permits.

Sec. 17.11. *Uniformity of regulations within a district; special use*

(a) The regulations and restrictions shall be uniform and shall apply equally to all land, buildings, and structures and to the use and to each class or kind thereof throughout each district; however, the regulations and restrictions applicable in one district may differ from those provided for other districts.

(al) The Council may, by ordinance adopted after holding one or more public hearings concerning same, establish design overlay districts, providing for such design overlay districts, a design review process applicable to exterior changes within view from public rights-of-way in order to protect developed areas of the City which are characterized by uniqueness of established neighborhood character, architectural coherence and harmony, or vulnerability to deterioration, and Council may assess a reasonable fee, not exceeding the actual cost of the review process, for a determination if proposed new construction, alterations, rehabilitation, or demolition conforms to general guidelines for a particular design overlay district established by the Planning Commission and Urban Design Committee after holding a public hearing.

(b) The Council shall have the power to authorize by ordinance adopted by not less than six affirmative votes the use of land, buildings, and structures in a district that does not conform to the regulations and restrictions prescribed for that district and to authorize the issuance of special use permits therefor, whenever it is made to appear that such special use will not be detrimental to the safety, health, morals and general welfare of the community involved, will not tend to create congestion in streets, roads, alleys and other public ways and places in the area involved, will not create hazards from fire, panic or other dangers, will not tend to overcrowding of land and cause an undue concentration of population, will not adversely affect or interfere with public or private schools, parks, playgrounds, water supplies, sewage disposal, transportation or other public requirements, conveniences and improvements, and will not interfere with adequate light and air. No such special use permit shall be adopted until (1) the City Planning Commission has conducted a public hearing to investigate the circumstances and conditions upon which the Council is empowered to authorize such use and until the commission has reported to the Council the results of such public hearing and investigation and its recommendations with respect thereto, and (2) the Council has conducted a public hearing on an ordinance to authorize such special use permit at which the person in interest and all other persons shall have an opportunity to be heard. Notice of the time and place of such public hearings shall be given in accordance with general law. The Council shall have the power to require greater notice as it may deem expedient. The City Planning Commission may recommend and the Council may impose such conditions upon the use of the land, buildings and structures as will, in its opinion, protect the community and area involved and the public from adverse effects and detriments that may result therefrom.

(Acts 1960, Ch. 7, § 1; Acts 1968, Ch. 644, § 1; Acts 1987, Ch. 230, § 1; Acts 1998, Ch.

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FROM WIRE REPORTS

SOUTHERN AFGHANISTAN — U.S. Marines helped direct air attacks yesterday on an armored column, inaugurating a new phase in the war that will deploy 1,000 American ground troops.

Pentagon and military officials said Marine ground helped coordinate strikes by Navy F-14 fighter jets flying off the carrier Carl Vinson.

There was no word on casualties.

About 500 Marines dug in yesterday at a primitive desert airstrip less than 80 miles southwest of Kandahar, the Taliban stronghold.

organization.

The Marines have been sent in to "help pressure the Taliban forces in Afghanistan, to prevent Taliban and al-Qaida terrorists from moving freely about the country," Defense Secretary Donald Rumsfeld

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Researchers at Advanced Cell Technology in Worcester, Mass., say they have cloned the first human embryo, not for creating a human clone but for growing cells to treat diseases.

ACCOMPLISHED STAGES

1 Needle removes genetic material from unfertilized egg

2 Cumulus cell (cell that nurtures developing eggs in the ovary and is found clinging to eggs after ovulation) is taken into needle. Nuclei from other cells, e.g. a sick donor's skin cells, can also be used in this step.



3 Cumulus cell injected into empty egg



4 Injected egg exposed to chemicals designed to cause it to divide; after 24 hours, egg begins to divide; cells contain genetic material only from injected cumulus cell

5 Division progressed to six cells before growth stopped

GOAL (not yet accomplished in humans)

6 By fourth or fifth day, 100 cells form, including inner cell mass containing stem cells



7 Inner cell mass removed and grown to yield stem cells; in turn stem cells are coaxed to grow into a variety of cells to be injected into patients



Source: Advanced Cell Technology, Scientific American

KNIGHT RIDDER TRIBUNE

Council OKs Dominion deal, cuts rate on gas

Office project called job-maker

BY JEREMY REDMON
TIMES-DISPATCH STAFF WRITER

City Council voted unanimously last night in favor of letting Dominion Resources build a 160-foot-high office building near the banks of the James River despite objections from a diverse group of residents.

Supporters said the Fortune 500 company would move hundreds of jobs to Richmond and pump millions of dollars into the local economy.

They argued those benefits would help the city combat some of its basic social problems such as crime and poverty.

"Yes, this is going to block somebody's view," said Councilman W.R. "Bill" Johnson. "But at the same time, how can we move forward with everyone's feet on the brakes?

"The political reality is the city of Richmond needs Dominion here. This is a psychological move that we need. Yes, it is a very agonizing decision, but it is one that has to be made."

The council approved the proj-

SEE DOMINION, PAGE A11 ▶

Average drop on bills will be 16%

BY JEREMY REDMON
TIMES-DISPATCH STAFF WRITER

Richmond area residents will pay about 16 percent less on average for their gas bills starting next month.

The residential charge will drop from 85.3 cents to 65 cents per hundred cubic feet (ccf). That's thanks to a unanimous vote last night by City Council to slash the rate following a national decrease in home energy costs.

Under the current rate, a customer using 65 ccf would pay $55.45. Add distribution and service charges to that amount and you get a total bill of $82.55. That amount does not include utility taxes that jurisdictions charge.

With the new rate, the same customer will pay $69.35.

The savings: $13.20.

In contrast, Virginia Natural Gas charges Hampton Roads area customers 57.7 cents per ccf. The Norfolk-based company would bill a customer $68.99 for using 65 ccf (that amount includes other charges on top of

SEE GAS, PAGE A11 ▶

Richmond Times-Dispatch
Front Page

Tuesday, November 27, 2001

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—FROM PAGE A1

ect after discussing the classic conflict between big business and the environment.

Opponents who spoke during the public hearing argued the expansion would wreck pristine river views and create traffic congestion on Tredegar Street. They urged Dominion to expand its offices downtown instead.

"Stop worrying about history, parks, quality of life and tree huggers," Kelley Lane, president of the Save Oregon Hill Organization, said satirically during the hearing. "This dinky Dominion tower only will rise five stories above the river bluffs. Let's erect 30 stories and really make [Dominion Chief Executive Officer Thomas E. Capps] happy."

Representatives from the Greater Richmond Chamber of Commerce, Greater Richmond Partnership and the Richmond Riverfront Development Corp. lined up in support of Dominion last night.

"This project is an example of smart growth," said Dr. Renard A. Charity, vice chairman of Richmond Renaissance. "This represents redevelopment of a former factory site in an urban area."

Dozens of people shoehorned into the back of the room when seating became scarce. And opponents held up yellow signs saying "Baloney" and "Misleading" when they heard people make statements they disagreed with.

A woman dressed as the devil — complete with pointy red ears and a tail — held up a sign saying: "Dominion: We can do what we want cuz we got the money."

"They didn't let me bring in my pitchfork," said the woman, who jokingly identified herself as "R. Lucy Furr."

In voting last night, the council rezoned 13.8 acres at the western end of Tredegar Street to B-5 central business uses. The B-5 zoning allows buildings up to 60 feet tall.

The council also granted a permit for exceeding the 60-foot height limitation and building a 160-foot office building there.

Dominion wants to move 900 of its employees from its Innsbrook offices in western Henrico County to two new buildings at its Tredegar Street headquarters. An additional 200 would move from Innsbrook to offices at One James River Plaza.

In the first phase, Dominion intends to build an energy trading floor that would house 350 workers with a $21 million annual payroll. The second phase includes a tower building that would house 750 workers with a $45 million yearly payroll.

Councilman Sa'ad El-Amin heated up the debate at one point last night when he referred to Dominion's critics.

"I understand you want a quality of life where you can see the river," he told people in the audience. "But I have a quality of life where people are drowning in misery, poverty, blight and crime. The only answer is resources. And the resources will come from projects like Dominion."

As El-Amin was finishing, more than a half-dozen people walked out of the chamber, calling him a sellout. More booed and cried "shame" after the council voted.

"In the scheme of things, there are some times where we hit home runs," Councilwoman Delores L. McQuinn said. "Sometimes we strike out. I'm hoping this will be a home run for us even with the opposition we have."

• Contact Jeremy Redmon at (804) 649-6804 or jredmon@timesdispatch.com.


CRIME
STOPPERS

METRO RICHMOND

Crime of the Week

This week Crime Stoppers needs your help with a rape that occurred in the 2400 block of Grove Avenue.

On Tuesday, Aug. 17, 1999, sometime between 5 and 5:30 a.m., a 19-year-old female was raped as she slept in her home.

The suspect is described as a dark-skinned black male, 5 feet 8 inches tall, armed with a handgun. He entered through a side window of the house and also held the victim's roommate against her will. The roommate was not harmed, but the suspect threatened to kill both women.

If you have information about this crime or information of any crime in the city of Richmond, or the counties of Henrico, Hanover, New Kent, Goochland or Charles City, call CRIME STOPPERS at 780-1000.

You do not have to give your name to testify. You will be given a code number to protect your identity, and your information, if of value to the police, could be worth up to $1,000 in a cash reward.

The victim's family is offering an additional $1,000 for information that leads to the arrest and conviction of the person responsible for this crime.


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News & Features

NEWS

Room for a View?

Dominion Resources, Oregon Hill face off for a piece of the sky.

kate bredimus
richmond.com
Saturday August 4, 2001

Dominion Resources wants to expand along the riverfront. **Oregon Hill** wants to keep its view. The little neighborhood that could prepares itself for another big battle, but do they have a case?



Kelley Lane with the view behind him

Kelley Lane, president of **Save Oregon Hill Organization** had finally gotten some free time to work on his play about Richmond's Underground Railroad Station. Then *this* happened. Last month Dominion Resources announced plans to move its offices at Innsbrook to its property on Tredegar Street, below Oregon Hill. This would require construction of a new building along the riverfront as well as a rezoning of the property. Oregon Hill residents can live with that. As it stands, Dominion has two office buildings there already — one the city's old pump house, and the other the former site of the James River Paper Co.

Zoning question is the issue

What residents can't live with is the type of zoning

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Talk Back

Talk Back: What do you think of Dominion Resources' plan to expand along the James River?

Related Links

The Plan: See what Dominion Resources is showing its stockholders.
Dominion Resources: Corporate site
Zoning Codes: From the city of Richmond

Read previous News articles.

E-mail kate bredimus

Contact richmond.com

Dominion is seeking, a B-4 "Central Business" designation that would place no limits on the height of the complex, and potentially block Oregon Hill's view of the river. So Lane, who has in the past battled **Virginia Commonwealth University** and **Ethyl Corp.'s** expansion in the neighborhood, must again take up his shield and raise his sword in the name of preserving history, property value, and, above all, the view of the **James River** for Oregon Hill residents.

Legend has it that **Benjamin Latrobe**, the architect who designed the White House, once stood on the grounds of the old Belvidere Plantation in Oregon Hill and proclaimed the scene "the finest view of all the colonies." And the Hill folk tend to agree. Says lifetime resident and grandmother Darlene Heath, "That's our view. I have that picture of the river on my badge at work. I don't want a building that high."



Resident Darlene Heath

Finds flaw in T-D editorial

In response to a editorial that ran in the **Richmond Times-Dispatch** on Wednesday, comparing the Oregon Hill–Dominion debate to the "Jones" family moving in and building a house that blocked the "Smith's" view of the beach, Lane says, "But the "Jones" have a zoning restriction on their height. By my estimation if Dominion gets the B-4 zoning it will be the only parcel in the city with no restrictions on height, and in front of a park with a spectacular view." Lane says that even changing the zoning from M-1 (with a height restriction of 45 ft) to B-5 (60 ft) would be tolerable. "But once you get zoning, it's hard to take it back. And they want no restrictions."

Dominion qualifies for a loophole in the B-4 zoning – where height restrictions are determined by how far away a building is from a public street frontage. Because Dominion owns Tredegar Street from the Lee Bridge up to its complexes, there is no street frontage, and thus no ceiling on how high Dominion may build.

"This project is good for downtown"

Does Dominion deserve to be treated as an interloper in the community? Dominion's company spokesperson, **Mark Lazenby** says no. "We committed ourselves to this location three years ago. This project is good for downtown, it's good for Richmond, and it's good for Dominion. Consolidating our core operations will help us to operate better."



This park in Oregon Hill has a view of the river.

Lazenby says that Dominion's expanded presence on the riverfront is more than beneficial to the city at large and to the Oregon Hill community. "We are a Fortune 500 company committed to staying in Richmond. We estimate that this project will bring in 750 construction jobs with a payroll of $30 million. We would also bring 1,100 jobs to central Richmond that would represent a huge economic infusion for downtown." Nine hundred employees at the Innbrook offices are expected to relocate to the new complex within three-and-a-half to four years, though the timeline will be affected by the sale of the Innsbrook building.

No details have been released

Dominion, which filed an application for rezoning with the Department of Community Development at the beginning of the week, has released no details as to how high they plan to build. "We have voluntarily announced our plans at public meetings. We are still designing. We should have specifics later this year."

(Dominion had two pictures of the proposed complex on its website, in it stockholders' report, on Monday. After richmond.com posted a link to the pictures, the company removed them from the site, saying the pictures were out of date. The pictures were originially posted in April of this year).(**See pictures**)

Lazenby stresses that Dominion "wants to be a good neighbor." "One reason we're out there [at community meetings] is to listen."

What they might hear is concern from residents involving their plans to tear down the old Hollywood Mill that dates back to about 1890. Though Lazenby says plans call for incorporating part of the mill into their new structure, Lane believes that the section that will be torn down may in fact be the oldest part of the building. Even so, says Lazenby, "We have conducted a comprehensive review by **David H. Dutton,** who's formerly worked in the **Department of Historic Resources."** Lazenby says that the results from that review, which concluded that the number of additions the building had undergone precluded any historical integrity, were made available to the public through Dutton and his assistant, Mimi Sadler. Lazenby also points out that "[Dominion] didn't have to do this. The review was voluntary and concluded the building does not qualify for inclusion on any registers."



Oregon Hill

But Lane, who's lived in Oregon Hill since 1975, is not convinced. "The shape of the building is virtually unaltered," he says, citing old photographs. "What they care about is the outside of the building. Like as not the integrity is in the inside. We just want to see inside. If it is historical, let's talk about saving it." Though the review has been quoted by the experts, Lane says he would like to see it for himself.

But what about the traffic?

And then there's the issue of traffic. If the estimated 1,100 employees use the Idlewood Avenue exit of the Downtown Expressway to avoid city traffic, Lane figures, it will put an extra 500 to 600 cars through Oregon Hill on a two-lane road. Lazenby insists there will be "no adverse traffic impact. We've already done a traffic study and studies show that 2nd, 5th, 7th, and Byrd exits are adequate."

"This is one of the many studies we've undertaken. We want to be a good neighbor." Lazenby points out the fact that Dominion has already moved the **FiberMark** operation from the site, thus ending "the noise, odor, chemical storage on the banks of the James, and big tractor-trailers through Oregon Hill that residents complained about."

But for the mostly blue-collar residents of the Hill, the crux of the issue is a high-rise going up between their homes and the river. The petition for rezoning is subject to review by the Planning Commission, a vote by City Council, and public review. Lane says Oregon Hill's councilman, Rudolph C. McCollum, has declined to take a stand until hearing what Dominion proposes to do. "We're a little disappointed," he says. For now SOHO will continue a letter-writing campaign to city officials, and hold public meetings. "We do want to talk more with [Dominion]," he says. "We're not anti-development. We're anti destroying a spectacular view that is a public view."

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Dominion Annual Meeting
of Shareholders
April 27, 2001

(Selected Excerpt)

Comments by Patty Wilkerson

Thank you Mr. Chairman
Dominion Resources has retained Corporate Election Services of Pittsburgh to tabulate the vote and to act as inspector of elections at this meeting. We are pleased to announce that we have 89% of the vote represented in person or by proxy today. This represents more than a quorum; therefore, the meeting is duly constituted. Dominion is presenting one item to be voted, on (pause) the election of 13 directors as introduced by the chairman. The nominees for election were described in the proxy materials sent to you in March. Your board recommends an affirmative vote to elect these directors The second item in your proxy material must be presented by its shareholder sponsor or designated proxy. I believe a designated proxy is here. Would you please stand and present the proposal.

Designated proxy
Thank you. Mr. Chairman, Madam Secretary, members of the board, shareholders. I am speaking today as proxy for shareholder of record, Bartlett Naylor who has authorized me to speak on his behalf in support of his shareholder proposal. My name is Glen Besa of Richmond, Virginia. I am the director of the Virginia chapter of the Sierra Club. Generally this resolution is aimed at improving accountability of the board of directors by requiring more than a minimum number of directors be nominated in electing your directors. The Virginia Chapter of the Sierra Club believes that director accountability is especially important at Dominion. A major problem with Dominion involves air

pollution and how the company's officers and managers waive compliance issues. Let me give you one brief example. I don't know how many of you may live in northern Virginia or metropolitan Washington, but if you do, you should know that throughout much of the summer the air there is not safe to breathe because of elevated levels of ozone pollution. As a result there are thousands of trips to doctors, and hospital emergency rooms for asthma attacks and other respiratory problems. The Washington region is in violation of the Federal Clean Air Act and incidentally, so is Richmond. Despite these circumstances, Dominion Resources in 1999 proposed and successfully lobbied the State of Virginia and Fauquier County for necessary zoning and permits for the construction of a peaking power plant. The location of this plant in Remington, Fauquier County was strategic. It was located immediately outside the metropolitan Washington area designated as having poor air quality. Had this power plant been sited a few miles closer to Washington, the plant still could have been built, but pollution offsets would have been required to achieve a net reduction in ozone pollution for the region. Instead Dominion Resources exploited a legal loophole and used its considerable lobbyist clout to skirt the law and exacerbate air pollution in northern Virginia and in our nation's capital. The Sierra Club believes that minimum compliance with our environmental standards does not represent the interests of your shareholders. Indeed there are growing interests with a double bottom line, profits as well as environmental prosperity. The Council of Institutional Investors, a collection of investors with $2 trillion in assets who collectively control a great deal of Dominion stock, declared social responsibility as a key goal among its investment objectives. As shareholders, I ask that you bring about reforms that are needed to improve environmental accountability at Dominion Resources. As a modest beginning I move this resolution. I urge you to vote yes for this proposal. Thank you very much.

PA Wilkerson

Thank you sir. Let me remind the shareholders that the proposal has to do with nominating two director candidates for each vacant director position and I don't believe that was made clear in the statement. I want you to know that your board recommends a vote against this proposal. The polls are now open for voting, holders of common stock who have not voted by proxy and wish to vote or shareholders who have already voted but who wish to change their vote will be given a ballot. Please raise your hand and a ballot will be given to you now. Thank you. Tom ...


Dominion
It all starts here.

2001 Proxy Statement

2001 Proxy Statement Contents

2 The Proxy Process

4 Item One: Election of Directors

6 Item Two: Shareholder Proposal

7 The Board

9 Share Ownership Table

10 The Audit Committee

12 Organization, Compensation & Nominating Committee Report

15 Executive Compensation

19 Auditors

20 Other Information

NOTICE OF ANNUAL MEETING

Dominion Resources, Inc.
P.O. Box 26532
Richmond, Virginia 23261


Dominion

March 16, 2001

Dear Shareholder:

On Friday, April 27, 2001, Dominion Resources, Inc. will hold its Annual Meeting of Shareholders at its corporate headquarters, 120 Tredegar Street, Richmond, Virginia. The meeting will begin at 9:30 a.m. Eastern Daylight Time.

Only shareholders that owned stock at the close of business on March 2, 2001 may vote at this meeting or any adjournments that may take place. At the meeting we propose to:

- Elect 13 directors;
- Consider a shareholder proposal relating to the nomination of at least 2 candidates for each open board position;
- Attend to other business properly presented at the meeting.

This proxy statement was mailed and our 2000 Annual Report was made available to you on approximately March 19, 2001. I hope you will be able to attend the meeting, but even if you cannot, please vote your proxy as soon as you can.

By order of the Board of Directors,

Patricia A. Wilkerson
Vice President and Corporate Secretary

Your Board of Directors is soliciting this proxy for the 2001 Annual Meeting of Shareholders and encourages you to vote in favor of all the Director nominees.

Record Date

All shareholders that owned common stock at the close of business on March 2, 2001 are entitled to vote at the Annual Meeting. There were 246,420,761 shares of Dominion Resources, Inc. common stock outstanding on that date.

Householding

For registered shareholders and Dominion Direct℠ participants, a single copy of the annual report has been sent to multiple shareholders who reside at the same address. Shareholders who contacted us will receive an individual copy of the annual report. Any shareholder that would like to receive a separate annual report may call or write us at the address below, and we will promptly deliver it.

If you received multiple copies of the annual report and would like to receive combined mailings in the future, please contact us at the address below. Shareholders who hold their shares in street name should contact their broker regarding combined mailings.

Dominion Resources
Shareholder Services
P.O. Box 26532
Richmond, VA 23261
1-800-552-4034
shareholder_administration@dom.com

Voting

Methods. You may vote in person at the Annual Meeting or by proxy. This year you have three ways to vote by proxy:

1. Connect to the Internet at www.votefast.com;*
2. Call 1-800-250-9081;* or
3. Complete the proxy card and mail it back to us.*

** Not for shares held in Street Name*

Complete instructions for voting your shares can be found on your proxy card.

If you vote and change your mind on any issue, you may revoke your proxy at any time before the close of voting at the Annual Meeting. There are four ways to revoke your proxy:

1. Connect to the website listed in the previous column;*
2. Call the 800 number listed under Voting Methods in the previous column;*
3. Write our Corporate Secretary;* or
4. Vote your shares at the Annual Meeting.

Rights. Each of your shares will be counted as one vote.

A majority of the shares outstanding on March 2, 2001 constitutes a quorum for this meeting. Abstentions and shares held by a broker or nominee (Broker Shares) that are voted on any matter are included in determining a quorum.

The 13 nominees for director receiving the most votes will be elected.

The Shareholder Proposal presented on p. 6 requires more votes in favor of it than the number of votes against it in order for Dominion to consider its adoption. Broker shares not voted and abstentions have no effect on the final vote counted.

Registered Shareholders and Dominion Direct℠ Participants. Your proxy card shows the number of full and fractional shares you own. If you are a participant in our Dominion Direct℠ stock purchase plan, the number includes shares we hold in your Dominion Direct℠ account. All shares will be voted according to your instructions if you properly vote your proxy by one of the methods listed in the previous column. If you sign your proxy and do not make a selection, your shares will be voted as recommended by the Board. If you are a Dominion Direct℠ participant and do not vote your proxy, we will vote all shares held in that account according to the Board's recommendations. No vote will be recorded for registered shares that are not properly voted.

Employee Savings, Thrift and ESOP Plan Participants. You will receive a request for Voting Instructions from the Trustee(s) for the Plans. The share amounts listed on that form include the full and fractional shares in your Plan account(s). You may instruct the Trustee(s) by:

1. Connecting to www.votefast.com;
2. Calling 1-800-250-9081; or
3. Returning your Voting Instructions in the enclosed envelope (not to Dominion).

Complete instructions can be found on the Voting Instruction Card included with the proxy statement. Whichever method you choose, the Trustee(s) will vote according to your instructions and will keep your vote confidential. If you do not vote your Savings, Thrift or ESOP Plan shares, the Trustee(s) will vote your shares according to each Plan's voting standards.

Beneficial Owners (Broker Shares). If your shares are held in street name with your broker, please follow the instructions found on the Voting Instruction Card enclosed with this proxy statement.

Solicitation and Tabulation

We will pay for soliciting proxies from our shareholders, and some of our employees may telephone shareholders after the initial mail solicitation. We have also retained Georgeson & Co., Inc., a proxy solicitation firm, to assist in the solicitation of proxies for a fee of $14,000 and reimbursement of expenses. In addition, we may reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable expenses in sending proxy materials to the beneficial owners of stock. We have retained Corporate Election Services, Inc. to tabulate the proxies and to assist with the Annual Meeting.

ITEM ONE: ELECTION OF DIRECTORS

Each nominee for director and information about that nominee is listed below. Directors are elected annually; therefore, each director's term of office will end at the next annual meeting of shareholders.

Your proxy will be voted to elect the nominees unless you tell us otherwise. If any nominee is not available to serve (for reasons such as death or disability), your proxy will be voted for a substitute nominee if the Board of Directors nominates one.

Nominees for Election	Year First Elected a Director of Dominion (or Affiliate Company)
WILLIAM S. BARRACK, JR., 71, former Senior Vice President, Texaco, Inc., New Canaan, Connecticut. He is a Director of Standard Commercial Corporation.	2000 (1994)
THOS. E. CAPPS, 65, Chairman, President and Chief Executive Officer of Dominion (from January 28, 2000 to August 1, 2000, Vice Chairman, President and Chief Executive Officer, and prior to that Chairman, President and Chief Executive Officer). He is Chairman and a Director of Virginia Electric and Power Company and a Director of Bassett Furniture Industries, Inc.	1986
GEORGE A. DAVIDSON, JR., 62, former Chairman of the Board of Directors of Dominion (from January 28, 2000 to August 1, 2000, Chairman of Dominion, prior to that, Chairman and Chief Executive Officer of Consolidated Natural Gas Company). He is a Director of PNC Financial Services Group, Inc. and BFGoodrich Company.	2000 (1985)
JOHN W. HARRIS, 53, President, Lincoln Harris, LLC, a real estate consulting firm, Charlotte, North Carolina. He is a Director of Piedmont Natural Gas Company, Inc.	1999 (1994)
BENJAMIN J. LAMBERT, III, 64, Optometrist, Richmond, Virginia. He is a Director of Consolidated Bank & Trust Company and Student Loan Marketing Association (Sallie Mae).	1994 (1992)
RICHARD L. LEATHERWOOD, 61, former President and Chief Executive Officer, CSX Equipment, an operating unit of CSX Transportation, Inc., Baltimore, Maryland. He is a Director of CACI International Inc.	1994

Nominees for Election	Year First Elected a Director of Dominion (or Affiliate Company)
MARGARET A. McKENNA, 55, President, Lesley University, Cambridge, Massachusetts.	2000 (1994)
STEVEN A. MINTER, 62, President and Executive Director, The Cleveland Foundation, Cleveland, Ohio. He is a Director of Goodyear Tire & Rubber Company and KeyCorp.	2000 (1988)
KENNETH A. RANDALL, 73, corporate director for various companies, Williamsburg, Virginia. He is a Director of Oppenheimer Mutual Funds, Inc. and Prime Retail, Inc.	1971*
FRANK S. ROYAL, M.D., 61, Physician, Richmond, Virginia. He is a Director of HCA - the Healthcare Corporation, SunTrust Banks, Inc., Chesapeake Corporation and CSX Corporation.	1994
S. DALLAS SIMMONS, 61, Chairman, President and CEO of Dallas Simmons & Associates, a consulting firm, Richmond, Virginia (prior to July 1, 1999, President, Virginia Union University).	1992
ROBERT H. SPILMAN, 73, President, Spilman Properties, Inc., Bassett, Virginia (prior to 1997, Chairman and Chief Executive Officer of Bassett Furniture Industries, Inc.). He is a Director of Birmingham Steel Company.	1994
DAVID A. WOLLARD, 63, Chairman of the Board of Exempla Healthcare, Denver, Colorado (prior to January 1, 1997, President of Bank One Colorado, N.A.).	1999 (1994)

**Service includes tenure on Virginia Electric and Power Company Board prior to establishment of Dominion as a holding company in 1983.*

The Board of Directors recommends that you vote FOR these nominees.

ITEM TWO: SHAREHOLDER PROPOSAL

Bartlett Naylor, 1255 No. Buchanan, Arlington, Virginia 22205, owner of 400 shares of Dominion common stock, has given notice that he intends to present for action at the Annual Meeting the following resolution:

Shareholder Proposal

"Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position."

Supporting Statement:
"Although our company's board appreciates the importance of qualified people overseeing management, we believe that the process for electing directors can be improved.

"Our company currently nominates for election only one candidate for each board seat, thus leaving shareholders no practical choice in most director elections. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely affects the outcome of director elections. The current system thus provides no readily effective way for shareholders to oppose a candidate that has failed to attend board meetings; or serves on so many boards as to be unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or poses other problems. As a result, while directors legally serve as the shareholder agent in overseeing management, the election of directors at the annual meeting is largely perfunctory. Even directors of near bankrupt companies enjoy re-election with 90%+ pluralities. The 'real' selection comes through the nominating committee, a process too often influenced, if not controlled, by the very management the board is expected to scrutinize critically.

"Our company should offer a rational choice when shareholders elect directors. Such a process could create healthy and more rigorous shareholder evaluation about which specific nominees are best qualified.

"Would such a process lead to board discontinuity? Perhaps, but only with shareholder approval. Presumably an incumbent would be defeated only because shareholders considered the alternative a superior choice. Would such a procedure discourage some candidates? Surely our board should not be made of those intolerant of competition. Would such a procedure be 'awkward' for management when it recruits candidates? Hopefully so. (Management could print a nominee's name advanced by an independent shareholder to limit such embarrassment.) The point is to remove the 'final' decision on who serves as a board director from the hands of management, and place it firmly in those of shareholders.

"We urge you to vote FOR this proposal."

Dominion's Opposing Statement

The Board recommends that shareholders reject this proposal. If adopted, the resolution would impair the Board's ability to nominate specific candidates best suited to promote shareholder interests during a particular term or particular circumstance. It is the Board's duty to select nominees best qualified for membership based not only on individual skills and abilities, but on the Board's evolving need to manage its collective balance of skills, experiences and diversity with precision. Offering more than one candidate would not promote effective Board continuity and succession. The Board also believes it would be difficult to recruit qualified candidates who would participate in this type of election.

The Board of Directors recommends that you vote AGAINST this shareholder proposal.

Committees & Meeting Attendance

The Board met 10 times in 2000. Each Board member attended at least 82% of the total number of meetings of the Board and committees on which he or she served.

Each director serves on just one committee in order to provide greater focus on his or her committee's work.

Committee	Members	Description
Audit	S. Dallas Simmons, *Chairman* John W. Harris Margaret A. McKenna Steven A. Minter	These four non-employee directors consult with the independent and internal auditors regarding the examination of Dominion and its subsidiaries' (collectively, the Company) financial statements, the adequacy of internal controls and the independence of auditors. The committee's report to shareholders can be found on p. 10, along with its charter. The charter, which was adopted by the Board, describes in detail the functions of this committee, including its responsibility to recommend to the Board the independent auditors. As required by New York Stock Exchange rules, the committee is comprised of independent directors. In 2000, this committee met three times, and Dr. Simmons met with management and the independent auditors prior to each quarter's earnings release.
Finance	Paul E. Lego*, *Chairman* Benjamin J. Lambert, III David A. Wollard	These three non-employee directors review the Company's financing strategies and consider dividend policy. In 2000, this committee met two times.
Organization, Compensation and Nominating	Kenneth A. Randall, *Chairman* William S. Barrack, Jr. Raymond E. Galvin* Richard L. Leatherwood Frank S. Royal Robert H. Spilman	These six non-employee directors work closely with independent consultants and management to review the Company's organizational and compensation structure. They make recommendations on these matters to the Board of Directors and administer certain compensation plans. They also review the qualifications of director candidates suggested by Board members, management, shareholders and others, and recommend nominees for election as directors. In 2000, this committee met six times.

**Messrs. Lego and Galvin are not standing for re-election.*

Compensation and Other Programs

Fees. During 2000, non-employee directors were paid an annual retainer of $20,000 in cash plus $20,000 in shares of Dominion stock. They also received $1,200 in cash per Board or committee meeting attended.

Deferred Cash Compensation Plan. Directors may elect to defer their cash fees under this plan until they reach retirement or a specified age. The deferred fees are credited to either an interest bearing account or a Dominion common stock equivalent account. Interest or dividend equivalents accrue until distributions are made. A director will be paid in cash or stock according to the election made.

Stock Compensation Plan. The stock portion of the directors' retainer is paid under this plan. Directors have the option to defer receipt of the stock. If a director elects this option, the shares are held in trust until the director's retirement and the dividends on those shares are reinvested. However, the director retains all voting and other rights as a shareholder.

Stock Accumulation Plan. Upon election to the Board, a non-employee director receives a one-time award under this plan. The award is in Stock Units, which are equivalent in value to Dominion common stock. The award amount is determined by multiplying the director's annual cash retainer by 17, then dividing the result by the average price of Dominion common stock on the last trading days of the three months before the director's election to the Board. The Stock Units awarded to a director are credited to a book account. A separate account is credited with additional Stock Units equal in value to dividends on all Stock Units held in the director's account. A director must have 17 years of service to receive all of the Stock Units awarded and accumulated under this plan. Reduced distributions may be made where a director has at least 10 years of service.

Charitable Contribution Program. Dominion had offered its directors participation in a Directors' Charitable Contribution Program. The Program is funded by life insurance policies purchased by Dominion on the directors. The directors derive no financial or tax benefits from the Program, because all insurance proceeds and charitable tax deductions accrue solely to Dominion. However, upon the death of a director, Dominion will donate an aggregate of $50,000 per year for ten years to one or more qualifying charitable organizations recommended by that director. Effective in January 2000, this program was discontinued for new, incoming directors.

Matching Gifts Program. Directors may give up to $1,000 per year to 501(c)(3) organizations of their choice, and Dominion will match their donations on a 1-to-1 basis, with a maximum of $5,000 of matching funds per director per year. If a Director's donation is to an organization on whose board they serve or for which they volunteer more than 50 hours of work during a year, Dominion will match the donation on a 2-to-1 basis.

Director Nominations

Under our Bylaws, if you wish to nominate a director at a shareholder's meeting you must be a shareholder and deliver written notice to our Corporate Secretary at least 60 days before the meeting. If the meeting date has not been publicly announced 70 days before the meeting, then notice can be given 10 days following the public announcement. Any notice must include the following information:

1. your name and address;
2. each nominee's name and address;
3. a statement that you are entitled to vote at the meeting and intend to appear in person or by proxy to nominate your nominees;
4. a description of all arrangements or undertakings between you and each nominee and any other person concerning the nomination;
5. other information about the nominee that would be included in a proxy statement soliciting proxies for the election of directors; and
6. the consent of the nominee to serve as a director.

SHARE OWNERSHIP TABLE

The table below shows the amount of Dominion common stock beneficially owned as of March 2, 2001 by each director and the executive officers named in the compensation table on p. 15. Also included in this table is stock ownership for all directors and executive officers as a group.

Name	Stock Ownership (1)	Director Plan Accounts (2)
William S. Barrack, Jr.	1,669 (3)	19,532
Thos. E. Capps	1,571,918 (4)(5)	—
George A. Davidson, Jr.	126,485	—
John W. Harris	16,008 (3)	12,370
Benjamin J. Lambert, III	11,663 (3)	12,414
Richard L. Leatherwood	12,569 (3)	24,762
Margaret A. McKenna	5,385 (3)	8,934
Steven A. Minter	3,003 (3)	15,474
Kenneth A. Randall	15,105	10,800
Frank S. Royal	11,569 (3)	12,392
S. Dallas Simmons	14,564 (3)	13,419
Robert H. Spilman	12,664	10,800
David A. Wollard	12,256	10,800
Thomas N. Chewning	569,552 (4)	—
Thomas F. Farrell, II	603,474 (4)(5)	—
James P. O'Hanlon	462,212 (4)	—
Edgar M. Roach, Jr.	602,627 (4)	—
All directors and executive officers as a group (24 persons) (6)	5,335,917 (4)(5)	

1. Amounts include exercisable stock options as follows: Mr. Harris, Dr. Lambert, Mr. Leatherwood, Mr. Randall, Dr. Royal, Dr. Simmons, Mr. Spilman and Mr. Wollard each has 10,000 shares; Mr. Capps, 1,233,000 shares; Mr. Chewning, Mr. Farrell and Mr. Roach each has 450,000 shares; Mr. O'Hanlon, 350,000 shares; and all directors and executive officers as a group, 3,878,795 shares.

2. Amounts in this column represent share equivalents accumulated under directors' plans described on p. 8. Balances of 10,800 shares are the amounts accumulated under the Stock Accumulation Plan. Because of the plan's vesting provisions, these amounts will not necessarily be distributed to a director. Any balance in excess of 10,800 is an amount of share equivalents accumulated — at the director's election — under the Deferred Cash Compensation Plan and will be distributed in actual shares to the director.

3. Includes shares held in trust under Director Stock Compensation Plan (described on p. 8) as follows: Mr. Barrack, Ms. McKenna and Mr. Minter, 582 shares; Dr. Lambert, Mr. Leatherwood and Dr. Royal, 1,569 shares; Mr. Harris, 1,008 shares; and Dr.Simmons, 456 shares.

4. Accounts include restricted stock as follows: Mr. Capps, 46,919 shares; Mr. Chewning, 12,554 shares; Mr. Farrell, 14,558 shares; Mr. O'Hanlon, 10,655 shares; Mr. Roach, 14,550 shares and all directors and executive officers as a group, 145,446 shares.

5. Beneficial ownership is disclaimed as follows: Mr. Capps, 158 shares, and Mr. Farrell, 399 shares, for a total of 557 shares.

6. All current directors and executive officers as a group own 2.2 percent of the number of shares outstanding as of March 2, 2001. Of these shares, 17 percent were purchased under the Executive Stock Purchase and Loan Program (see p. 19) with $37.2 million of loans, for which the executive officers are personally liable.

Report

Our Committee reviews Dominion's financial reporting process on behalf of the Company's Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. For a further review of our responsibilities, our Committee Charter is printed following this report.

With this background, our Committee has met and held discussions with management and the company's independent auditors. Management represented to us that Dominion's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and we reviewed and discussed the consolidated financial statements with management and the independent auditors. We also discussed with our independent auditors matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees.*

In addition, our Committee has received the written disclosures and letter from our independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees.* We also have discussed with our independent auditors the issue of their independence from Dominion.

We also discussed with Dominion's internal and independent auditors the overall scopes and plans for their respective audits. At each of our meetings, we meet with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of Dominion's internal controls, and the overall quality of its financial reporting.

Relying on these reviews and discussions, we recommended to the Board of Directors, and the Board approved, that the audited financial statements be included in Dominion's Annual Report on Form 10-K for the year ended December 31, 2000, for filing with the Securities and Exchange Commission.

S. Dallas Simmons, *Chairman*
John W. Harris
Margaret A. McKenna
Steven A. Minter

February 9, 2001

Charter

I. Purpose

The Audit Committee will represent the Board of Directors in fulfilling its oversight responsibility to the shareholders, potential shareholders, and investment community relating to corporate accounting, reporting practices of the Corporation, and the quality and integrity of the financial reports of the corporation. The Audit Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system.
- Review and appraise the audit efforts of the Corporation's independent auditors and internal auditing department.
- Provide an open avenue of communication among the independent auditors, financial and senior management, the internal auditing department, and the Board of Directors.

The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter.

II. Composition

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors, and free from any relationship that in the business judgement of the Board may interfere with the exercise of their independence from management and the corporation. All members of the Committee shall have a working familiarity with basic finance and accounting practices.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

III. Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee should provide sufficient opportunity for the internal and independent auditors and management to meet with the Committee, in separate executive sessions, to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.

IV. Responsibilities and Duties

In carrying out its responsibilities, the Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the Board and shareholders that the corporate accounting and reporting practices of the Corporation are in accordance with all requirements.

In carrying out these responsibilities, the Audit Committee will:

1. Discuss with management and review and recommend to the Board the independent auditors to be selected to audit the financial statements of the Corporation and its divisions and subsidiaries. On an annual basis, the Committee shall receive from the outside auditors a formal written statement delineating all relationships between the auditors and the Corporation and shall review and discuss with the auditors all significant relationships the accountants have with the Corporation to determine the auditors' independence.

2. Meet with the independent auditors and financial management of the Corporation to review the scope of the proposed audit for the current year and the audit procedures to be utilized after which review such audit, including any comments or recommendations of the independent auditors.

3. Review with the independent auditors, the Corporation's internal auditor, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Corporation, and elicit any recommendations for the improvement of such internal control procedures. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper. The Committee's review should also focus on risk management activities of the Corporation and the Committee periodically should review company policy statements to determine their adherence to the Conflict of Interest Policy.

4. Review the internal audit function of the Corporation including the independence and authority of its reporting obligations, the proposed audit plans for the coming year, and the coordination of such plans with the independent auditors.

5. Review and discuss internal audit's summary of significant risks and findings and their progress report on the internal audit plan.

6. Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting principles should be reviewed. In addition, the Committee should consider the independent auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

7. Provide sufficient opportunity for the internal and independent auditors to meet with the members of the Audit Committee without members of management present.

8. Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with the Board.

9. Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

10. Coordinate Committee activities with other committees of the Board.

11. Periodically review and update this Charter.

ORGANIZATION, COMPENSATION & NOMINATING COMMITTEE REPORT

Compensation Philosophy

Our Committee and management believe it is vitally important to align our officers' financial success with the financial success of our shareholders, and stock ownership is a key measure of such alignment. We work closely with management in our oversight and administration of the company's executive compensation, so that our programs keep in step with our changing industry and continue to attract, retain and motivate high caliber employees.

In 2000, we approved an executive compensation program that again puts a substantial portion of our executives' annual pay at risk and is tied to the achievement of aggressive financial performance measures. We continued heavy emphasis on stock ownership through grants of options, the establishment of stock ownership guidelines and our Executive Stock Purchase and Loan program.

We also reviewed and approved the CEO's total compensation package and performance, without Mr. Capps present.

2000 Compensation

Our 2000 executive compensation program consisted of three basic components:

- Base Salary
- Annual Incentives
- Long-Term Incentives in the form of stock options

Base Salary

In 2000, as in past years, our Committee positioned executive base salaries to be slightly above the median base salaries of similar positions at a peer group of diversified energy companies and other businesses with which we compete on a national basis. Faced with increasing competition for high caliber people, we re-evaluated that practice and for 2001 have adjusted base salaries to be between the median and the 75th percentile of the competitive market range. Our decisions in this regard were based on retention concerns, market data and individual performance.

Executive Officers. An independent compensation consultant analyzed our executives' salaries and compared them to our competitive labor market. Our Committee also reviewed individual executive performance. Based on our review and the consultant's report, we approved base salary increases effective January 1, 2000.

Chief Executive Officer. In determining Mr. Capps' base salary adjustment for 2000, our Committee considered his contributions to Dominion's long-term business strategy and his leadership in guiding Dominion through our merger and a rapidly changing and competitive business environment. We also reviewed competitive compensation information for CEOs within our peer group of diversified energy companies. After thoroughly evaluating this material, considering our compensation philosophy, and recognizing Mr. Capps' continuing challenges in a rapidly changing industry, we approved an annual base salary of $925,000 for Mr. Capps, effective January 1, 2000.

Annual Incentives

Under the annual incentive program, if goals are achieved or exceeded, the executive's total cash compensation for the year may be more than the median total cash compensation for similar positions at companies in our executive labor market.

Under this program our Committee establishes "target awards" for each executive officer. These target awards are expressed as a percentage of the individual executive's base salary (for example, 40% x base salary). The target award is the amount of cash that will be paid, at year-end, if the executive achieves 100% of the goals established at the beginning of the year. We also establish a "threshold" — or minimum acceptable level of financial performance. If this threshold is not met, no executive receives an annual bonus. Actual bonuses, if any, are based on a pre-established formula and may exceed 100% of the target award.

Executive Officers. For Dominion's executive officers, 2000 earnings per share was used as the performance measure under the annual incentive plan. Each executive's goals were weighted heavily toward the earnings per share contribution of the business unit for which they were responsible, but also included operating goals and a consolidated earnings-per-share goal.

Our Committee established and approved the goals at the beginning of 2000. At year-end, we compared the company's actual financial performance with the consolidated and business unit earnings per share goals. For 2000, these goals were surpassed. Earnings per share for the business segments are reported in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of our 2000 Annual Report to Shareholders.

Annual bonuses paid to the named executives are detailed in the Summary Compensation Table on p. 15.

Chief Executive Officer. At the beginning of 2000, we approved a consolidated earnings per share goal for Mr. Capps. Because our earnings per share goal for 2000 was surpassed, we approved an annual cash bonus of $1,043,400 for Mr. Capps.

Long-Term Incentives

We believe the long-term incentive programs we approve play a critical part in our compensation practices and philosophy. Historically, at least half of the long-term incentive component was paid in company stock—a long-term investment. We believe this form of payout underscores commitment to the company while rewarding performance. As discussed in the 2000 proxy, in May 1999 our Committee granted stock options to the executive officers to represent the 1999-2001 long-term plan cycle, as well as to replace the restricted stock portion of the 1998-2000 long-term program cycle.

Given the current labor market environment and to provide balance in our long-term incentive program, our Committee reassessed the sole use of options, and determined that an award of restricted stock is appropriate for the 2001-2003 long-term plan cycle.

Executive Officers. Dominion's goals were established at the start of the 1998-2000 performance cycle. The performance measure used for the executive officers was cumulative net income for the three-year cycle weighted 50% on consolidated net income and 50% on the net income of the business unit for which the executive was responsible. Following the significant reorganization of Dominion and its operating subsidiaries in 2000, this Committee revised the weighting to 100% consolidated net income for the three-year cycle. Based on 2000 year-end results, which exceeded the performance goal, we awarded the executives cash (see the LTIP Payout column of the Summary Compensation Table on p. 15). As stated above, stock options were granted to executives in 1999 and are reported in the table on p. 16. These options became exercisable on January 1, 2000 and will remain exercisable until May 17, 2009.

Chief Executive Officer. The goal for Mr. Capps for the 1998-2000 performance cycle was cumulative consolidated net income for the three-year period. Based on 2000 year-end results, which exceeded the goal, we awarded Mr. Capps $959,633. Also, Mr. Capps has 1,233,000 exercisable stock options which were granted in 1999 at a price of $41.25 per share, which options will expire on May 17, 2009.

Stock Ownership Guidelines

Our Committee reported to you in 2000 that we adopted stock ownership guidelines for our executive officers. We believe these guidelines place an emphasis on stock ownership that aligns management with the interests of our shareholders. Officers have up to five years to meet the guidelines outlined below. Dominion also provides a program to help officers meet the guidelines, as described on p. 19.

Dominion Resources, Inc.
Stock Ownership Guidelines

Positions	Share Ownership
Chairman, Chief Executive Officer	145,000
Executive Vice President CEO — Operating Companies	35,000
Senior Vice President	20,000
Vice President	10,000

Deductibility of Compensation

Under Section 162(m) of the Internal Revenue Code, Dominion may not deduct certain forms of compensation in excess of $1 million paid to our CEO or any of the four other most highly compensated executive officers. However, certain performance-based compensation is specifically exempt from the deduction limit.

It is our intent to provide competitive executive compensation while maximizing the Company's tax deduction. However, we reserve the right to approve, and in some cases have approved, non-deductible compensation if we believe it is in the Company's best interest.

Kenneth A. Randall, *Chairman*
William S. Barrack, Jr.
Raymond E. Galvin
Richard L. Leatherwood
Frank S. Royal
Robert H. Spilman

February 16, 2001

The table below shows the total salary and other compensation awarded to or earned by the CEO and the four other most highly compensated executive officers (as of December 31, 2000).

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
		Salary (1) ($)	Bonus (2) ($)	Other Annual Compen-sation (3) ($)	Restricted Stock Awards (4) ($)	Securities Underlying Options/SARs (5) (#)	LTIP Payouts (6) ($)	All Other Compensation (7) ($)
Thos. E. Capps	2000	925,000	1,495,528	707,496	0	219,397	959,633	232,525
Chairman, President & CEO	1999	828,439	481,021	15,942	0	1,233,000	1,093,865	4,800
	1998	795,000	594,344	848,902	995,312	0	639,126	4,800
Thomas F. Farrell, II	2000	484,134	577,985	100,285	0	112,663	389,040	121,885
Executive Vice President (CEO of Dominion Energy)	1999	325,174	187,148	314	0	450,000	366,781	3,486
	1998	314,471	239,289	419,098	497,656	0	178,644	4,800
Edgar M. Roach	2000	484,134	577,985	132,194	0	112,663	389,040	121,238
Executive Vice President (CEO of Dominion Delivery)	1999	305,770	162,277	8,035	0	450,000	366,145	3,382
	1998	244,615	170,875	427,306	497,656	0	149,914	3,600
James P. O'Hanlon	2000	384,999	429,944	79,701	0	91,316	315,328	99,758
Executive Vice President (President & COO of Dominion Energy)	1999	348,700	189,580	0	0	350,000	186,856	355,800
	1998	334,667	180,232	0	0	0	86,512	4,679
Thomas N. Chewning	2000	382,211	418,800	84,646	0	88,945	307,137	97,300
Executive Vice President, CFO	1999	334,511	186,156	2,871	0	450,000	339,659	4,800
	1998	318,786	224,274	104,868	124,414	0	196,742	4,800

Footnotes to the Summary Compensation Table

1. **Salary.** Amounts shown may include vacation sold back to Dominion.

2. **Bonus.** Bonus for 2000 includes annual cash bonus and bonus shares granted under the Executive Stock Purchase and Loan Program (described on p. 19).

3. **Other Annual Compensation Column.** None of the named executives received perquisites or other personal benefits in excess of $50,000 or 10% of their total cash compensation. The amounts listed in this column for 2000 are tax payments.

4. The number and value of each executive's restricted stock holdings at year-end, based on a December 31, 2000 closing price of $67.00 per share, were as follows:

Officer	Number of Restricted Shares (1) (#)	Value ($)
Thos. E. Capps (2)	30,252	2,026,884
Thomas F. Farrell, II (3)	6,525	437,175
Edgar M. Roach, Jr. (3)	6,193	414,931
James P. O'Hanlon (3)	3,294	220,698
Thomas N. Chewning (3)	6,377	427,259

1. Dividends are paid on restricted shares.
2. 21,436 shares granted February 1, 2000 will vest on February 1, 2002; remaining shares vest in no less than 3 years from the date of grant.
3. These shares vest 2 years from the date of grant.

5. **Securities Underlying Options.** Options granted in 2000 were granted and simultaneously exercised by the named executive to purchase shares under the Executive Stock Purchase and Loan Program.

6. **LTIP Payouts.** Amounts in this column represent cash awards under the 1998 - 2000 Long-term Incentive Plan as described on p. 13.

7. **All Other Compensation.** The amounts listed for 2000 are (1) Company matching contributions on Employee Savings Plan accounts for the named executives and (2) a quarterly interest payment subsidy paid under the Executive Stock Purchase and Loan Program.

Option/SAR Grants in Last Fiscal Year

Officer	Number of Securities Underlying Options/SARs Granted (1) (#)	% of Total Options/SARs Granted to Employees in Fiscal Year (2) (%)	Exercise or Base Price ($/share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term 5%	10%
Thos. E. Capps	219,397	4.1%	$41.22	2/1/00	$0	$0
Thomas F. Farrell, II	112,663	2.1%	$41.22	2/1/00	$0	$0
Edgar M. Roach, Jr.	112,663	2.1%	$41.22	2/1/00	$0	$0
James P. O'Hanlon	91,316	1.7%	$41.22	2/1/00	$0	$0
Thomas N. Chewning	88,945	1.7%	$41.22	2/1/00	$0	$0

1. Nonstatutory stock options were granted on February 1, 2000 to the named executives at an exercise price of $41.21875 per share. One-hundred percent of the options vested and were exercised on the date of grant.

2. The total number of options granted in 2000 to employees and outside directors was 5,388,822.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

Officer	Shares Acquired on Exercise (1) (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End: Exercisable (#)	Unexercisable (#)	Value of Unexercised In-the-Money Options/SARs at FY-End: Exercisable ($)(2)	Unexercisable ($)
Thos. E. Capps	219,397	$0	1,233,000	0	$31,749,750	$0
Thomas F. Farrell, II	112,663	$0	450,000	0	$11,587,500	$0
Edgar M. Roach, Jr.	112,663	$0	450,000	0	$11,587,500	$0
James P. O'Hanlon	91,316	$0	350,000	0	$9,012,500	$0
Thomas N. Chewning	88,945	$0	450,000	0	$11,587,500	$0

1. Options granted under Dominion's Executive Stock Purchase and Loan Program were exercised on the same day they were granted.

2. Spread between the market value at year-end minus the exercise price. Year-end stock price was $67.00 per share.

Performance Graph

The tables below shows the five year cumulative total return comparison between Dominion, the S&P 500 Index and the S&P Utility Index.

Total Shareholder Return

$300
$250
$200
$150
$100

Years Ending

	Base Period Dec 1995	Dec 1996	Dec 1997	Dec 1998	Dec 1999	Dec 2000
Dominion	$100.00	$99.80	$118.16	$138.00	$122.95	$221.56
S&P 500	100.00	122.96	163.98	210.85	255.21	231.98
S&P Utilities	100.00	103.12	128.55	147.53	134.43	214.66

—— Dominion ···· S&P 500 – – S&P Utilities

Retirement Plans

The table below shows the estimated annual straight life benefit that Dominion would pay to an employee at normal retirement (age 65) under the benefit formula of the Retirement Plan.

Executive Compensation
Benefits Payable Upon Retirement at Age 65

Final Average Earnings	Credited Years of Service 15 years	20 years	25 years	30 years
$300,000	$76,853	$102,470	$128,088	$153,706
350,000	90,353	120,470	150,588	180,706
400,000	103,853	138,470	173,088	207,706
450,000	117,353	156,470	195,588	234,706
500,000	130,853	174,470	218,088	261,706
550,000	144,353	192,470	240,588	288,706
600,000	157,853	210,470	263,088	315,706
650,000	171,353	228,470	285,588	342,706
700,000	184,853	246,470	308,088	369,706
750,000	198,353	264,470	330,588	396,706
800,000	211,853	282,470	353,088	423,706
850,000	225,353	300,470	375,588	450,706
900,000	238,853	318,470	398,088	477,706
950,000	252,353	336,470	420,588	504,706
1,000,000	265,853	354,470	443,088	531,706

Dominion Retirement Plan. Benefits under the Retirement Plan are based on:

- average base salary over a five-year period when base pay is highest;
- years of credited service;
- age at retirement; and
- the offset of Social Security benefits.

In addition, certain officers, if they reach a specified age while still employed, will be credited with additional years of service. For the executives named in the Summary Compensation Table on p. 15, credited years of service at age 60 would be 30 years. Other retirement agreements and arrangements for the named executives are described on p. 18.

Dominion Benefit Restoration Plan. The Retirement Plan pays a benefit that is calculated on average base salary over a five-year period. In some years our executives' base salaries were set below the competitive market median in order to more closely link annual pay to company performance through the incentive programs. Under this Restoration Plan, we calculate a "market-based adjustment" to base salary in those years when base salary was below the market median. The difference between the benefit calculated on the market-based salary and the benefit provided by the Retirement Plan is paid to the executive under the Restoration Plan.

In 2000, a market-based adjustment to Dominion's executive base salaries was not necessary.

Also, the Internal Revenue Code imposes certain limits related to Retirement Plan benefits. Any resulting reductions in an executive's Retirement Plan benefit will be compensated for under the Restoration Plan.

Executive Supplemental Retirement Plan. The Supplemental Plan provides an annual retirement benefit equal to 25% of a participant's final cash compensation (base salary plus target annual bonus). To retire with full benefits under the Supplemental Plan, an executive must be 55 years old and have been employed by Dominion for at least five years. Benefits under the plan are provided either as a lump sum cash payment at retirement or as a monthly annuity typically paid over 10 years. Certain executive officers receive this benefit for their lifetime. Based on 2000 cash compensation, the estimated annual benefit under this plan for certain executives named in the Summary Compensation Table on p. 15 are: Mr. Capps: $485,625; Mr. O'Hanlon: $154,000; Mr. Chewning: $150,000; Mr. Farrell: $201,875 and Mr. Roach: $201,875.

Other Executive Agreements and Arrangements

Companies that are in a rapidly changing industry such as ours require the expertise and loyalty of exceptional executives. Not only is the business itself competitive, but so is the demand for such executives. In order to secure the continued services and focus of key management executives, Dominion has entered into certain agreements with them, including those named in the Summary Compensation Table on p. 15.

Employment Agreement — Chief Executive Officer. The Board determined in April 1999 that it was in Dominion's best interest to secure Mr. Capps' employment as CEO and President until the Annual Meeting of Shareholders in 2005. As a result, Mr. Capps and Dominion entered into an agreement providing for his employment as CEO and President until 2005. During his employment, the agreement provides for the following: (1) an annual base salary of at least $812,800, (2) incentive compensation awards based on performance and (3) continued eligibility for all employee benefit and incentive plans provided by Dominion to its senior management. When his employment ends (whether or not before the end of the term of the agreement), Mr. Capps will: (1) receive a retirement benefit calculated on the highest base salary rate during his employment, (2) receive a Supplemental Plan benefit payable for life, (3) become fully vested in outstanding restricted stock, and (4) receive a payment of $950,000 plus an amount equal to the present value of his salary and annual cash incentives for the period between the Annual Meetings of Shareholders for 2004 and 2005. In addition, any outstanding stock options become fully exercisable for the remaining term of the grant. During the term of the agreement, Dominion may terminate Mr. Capps for cause only. Mr. Capps also receives age and service credit and continued benefit plan coverage through the end of the contract period in the event of termination for cause or resignation for cause.

Employment Agreements — Other Executives. Messrs. Chewning, Farrell and Roach each had an employment agreement that expired September 12, 2000 and which have not been replaced. These executives and Mr. O'Hanlon each have enhanced retirement benefits, as well as employment continuity agreements, as described below.

Special Arrangements. Dominion has entered into employment continuity agreements with executives named in the Summary Compensation Table, which provide benefits in the event of a change in control.* Each agreement has a three-year term and is automatically extended for an additional year, unless cancelled by Dominion.

The agreements provide for the continuation of salary and benefits for a maximum period of three years after either (1) a change in control, (2) termination without cause following a change in control or (3) a reduction of responsibilities, salary and incentives following a change in control (if the executive gives 60 days notice). Payment of this benefit will be made in either a lump sum or installments over three years. In addition, the agreements indemnify the executives for potential penalties related to the Internal Revenue Code and fees associated with the enforcement of the agreements. If an executive is terminated for cause, the agreements are not effective.

Executive Deferred Compensation Plan. Under this plan, executives may defer any portion of their cash compensation. Deferrals are credited at the executive's discretion, for bookkeeping purposes, with earnings and losses as if they were invested in any of several mutual fund options or Dominion common stock. Distributions are made at the direction of the executive.

Also, under this Plan, executives may defer gains received as a result of a stock option exercise. Stock option gain deferrals must be invested in Dominion common stock. Under this Plan, Dominion also credits the accounts of eligible executives with the amount of "lost" company matching contributions under Dominion's Employee Savings Plan as a result of Internal Revenue Code Section 401(a)(17).

** A change in control shall be deemed to have occurred if (i) any person or group becomes a beneficial owner of 20% or more of the combined voting power of Dominion voting stock or (ii) as a direct or indirect result of, or in connection with, a cash tender or exchange offer, merger or other business combination, sale of assets, or contested election, the Directors constituting the Dominion Board before any such transactions cease to represent a majority of Dominion or its successor's Board within two years after the last of such transactions.*

Executive Stock Purchase and Loan Program

At the end of 1999, Dominion's Board approved stock ownership target levels for executives of Dominion and its subsidiaries. The Board also approved the Stock Purchase and Loan Program intended to encourage and facilitate executives' ownership of common stock through the availability of loans guaranteed by Dominion.

Under the Program, loans must be used to purchase Dominion common stock. An executive can borrow up to ten times his or her base salary, subject to credit approval, for a term of five years. Executives who meet their target ownership level through their participation in the Program receive "bonus shares" equal to five percent of the number of shares purchased under the program. The dividends on the stock purchased through the program are used to pay the interest on the loan. Dominion subsidizes the interest payments to the extent that the current dividend rate does not fully cover the payments. Dominion will end its subsidy of the loan if it is pre-paid or if the stock is sold. Our officers have borrowed in aggregate $87.4 million, for which they are personally liable and which Dominion has guaranteed.

With the review and recommendation of the Audit Committee, the Board has re-appointed Deloitte & Touche LLP, independent certified public accountants, as auditors of the 2001 consolidated financial statements of Dominion and its subsidiaries. Representatives of Deloitte & Touche LLP will be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so and will be available to respond to shareholder questions.

During 2000 the fees paid to Deloitte & Touche LLP are listed in the table below. The Audit Committee has determined that the services provided under "All Other Fees" do not affect the auditors' independence.

Fees for Services*	Amount (Millions)
Audit Fees	$ 2,295
All Other Fees	$ 2,516

** Dominion did not pay fees for Financial Information Systems Design and Implementation.*

Matters Before the 2001 Annual Meeting

The management and directors are not aware of any matters that may come before the Annual Meeting other than the matters disclosed in this proxy statement.

Proposals for the 2002 Annual Meeting

Under our Bylaws, if you wish to bring any matter (other than shareholder nominations of director candidates) before the 2002 Annual Meeting, you must notify the Corporate Secretary in writing no later than January 29, 2002. Regarding each matter, the notice must contain:

- a brief description of the business to be brought before the Annual Meeting, including the complete text of any related resolutions to be presented and the reasons for conducting such business at the meeting;
- the name and address of record of the shareholder proposing such business;
- the class and number of shares of stock that are beneficially owned by the shareholder; and
- any material interest of the shareholder in such business.

If you do not provide the proper notice by January 29, 2002, the Chairman of the meeting may exclude the matter, and it will not be acted upon at the meeting. If the Chairman does not exclude the matter, the proxies may vote in the manner they believe is appropriate, as the Securities and Exchange Commission's rules allow.

For a shareholder proposal to be considered for possible inclusion in the 2002 Proxy Statement, the Corporate Secretary of Dominion must receive it no later than November 17, 2001. Dominion plans to hold its 2002 Annual Meeting on April 26, 2002.

2000 Form 10-K

You may request, without charge, a copy of Dominion's Annual Report filed with the Securities and Exchange Commission for 2000 on Form 10-K, excluding exhibits, by:

1. *writing to the*
   Corporate Secretary
   Dominion Resources, Inc.
   P.O. Box 26532
   Richmond, Virginia 23261;
2. *sending us an e-mail at*
   dominion_resources@dom.com; *or*
3. *calling us at*
   804-819-2000.

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Dominion Resources, Inc.
P.O. Box 26532
Richmond, Virginia 23261-6532

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming Letter dated December 12, 2001

The proposal urges the board to solicit shareholder approval for any "shareholder rights plan" it might adopt.

We are unable to concur in your view that Dominion may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be false or misleading under rule 14a-9. In our view, the supporting statement must be revised to delete the entire last paragraph of the supporting statement that begins "The recent controversy. . . and ends ". . . affect shareholder dividends." Accordingly, we will not recommend enforcement action to the Commission if Dominion omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

Jennifer Gurzenski
Attorney-Advisor